FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.☒.  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .☒.  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

For Release: Thursday, August 19, 2004

AMCOR POSITIONED TO DELIVER 20% EARNINGS GROWTH
OVER THE NEXT TWO YEARS

Amcor announces today that profit after tax and before significant items was up 2% to $387 million.  The final dividend increased from 15 to 16 cents per share, giving a full year dividend of 32 cents per share, up 6.7% on the previous year.

The company continues to generate strong operating cash flow, which for the 2003/2004 year, was $891 million.

In announcing the result, Amcor’s Managing Director, Russell Jones, said: “Operationally the profit after tax was up around 11% expressed in constant currency terms, however when the impact of translating the overseas earnings back into higher Australian dollars is taken into account earnings were up 2%.

“Return on funds invested for the year remained steady at 11.1% which, although above our cost of capital, is not consistent with the improvements targeted.

“After nearly six years of reshaping and building the organisation, the next two years will be focused on optimising returns off the existing asset base.  We expect the programs we have in place to assist in growing earnings by around 20% over this period.

“As previously announced in April, there will be extensive rationalisation and restructuring undertaken in both the PET and Flexibles operations, as part of the ongoing review of the cost base of all the businesses. This will involve the closure of eight facilities and a combined headcount reduction of 900 people.

“The cost of this program is anticipated to be $160 million with benefits of around $65 million per annum. All plant closures and restructuring will be completed over the next six months ensuring that close to 50% of the benefits are achieved this year with the balance in the 2005/2006 year. The cost of this program will be spread over two years with $90 million incurred this year.

“Over the past three years there has been considerable progress in the development of new products and innovative packaging solutions.  The ongoing success in this area is a key enabler of building relationships with our major customers and remains a primary driver in improving returns.

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067  Australia
GPO Box 1643N Melbourne Victoria 3001  Australia
Tel: 61 3 9226 9000  Fax: 61 3 9226 9050
www.amcor.com

“This is an important period of growth for the company as the benefits are realised from building strong positions in our chosen markets. The strategy of being an industry consolidator focusing on specific sectors has delivered businesses with the size and strength in their respective markets to leverage scale, technology and customer relationships to further improve earnings and returns.

“Having built these market leading positions, it is no longer a strategic imperative to add further scale and for the next two years no large acquisitions will be contemplated.

“To ensure that profit growth is reflected in earnings per share growth and increased dividends, going forward, all shares issued, either via the Dividend Reinvestment Plan or Employee Share Option Schemes will be delivered from on market purchases. It is also planned that dividends will increase in line with earnings.

“The vision has been, and remains, to build a company that is focussed on the growth segments within the more defensive food and beverage packaging markets that can deliver strong cash flows, consistent earnings growth and superior returns.

“After six years of considerable change and development that have delivered earnings growth and improving returns, the company is well placed to build on this position.”

ENDS

For further information please contact:

Russell Jones	John Murray
Managing Director & CEO	Executive General Manager, Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

	$ million	EPS Cents per share
Operating profit after tax	387.4	44.7
Interest on PACRS (1)	53.0
Statutory profit before significant items	440.3	44.7
Significant items (2)	(94.6)
Statutory profit after significant items	345.7	33.8

(1)          The interest payment on the Perpetual Convertible Reset Securities (PACRS) is treated as an equity distribution for statutory profit; however, for market analysis purposes, Amcor elects to treat it as an interest expense and hence reduce the reported operating profit by $53.0 million.  The EPS remains unchanged, as under the accounting standards, even though it is required to be treated as an equity distribution in the reported profit, it is required to be treated as interest in the EPS calculation.

(2)          The significant items relate to the PET business restructuring, the Flexibles market sector rationalisation and writedowns of residual Canadian business assets.

For Release: 19th August, 2004

RESULTS FOR 12 MONTHS ENDED June 2004

A$m	2003	2004
Sales	10,710	10,406	-2.8%
PBITA	860.4	831.1	-3.4%
PAT – pre goodwill amortisation (1)	517.9	515.0	-0.6%
PAT – post goodwill amortisation (1)	379.1	387.4	+2.2%
Significant items (2)	(70.1)	(94.6)
PAT after significant items	309.0	292.8	-5.2%
EPS-pre goodwill (3)	61.7	59.4	-3.7%
EPS-post goodwill (3)	45.3	44.7	-1.3%
Cash flow from operations	944.8	890.9	-5.7%
Dividend (cents)	30.0	32.0	+6.7%

(1)          Calculated after deducting the coupon payment of $53.0 million ($52.3 million last year) for the Perpetual Amcor Convertible Reset Securities (PACRS).

(2)          The significant items relate to the PET business restructuring, the Flexibles market sector rationalisation and writedowns of residual Canadian business assets.

(3)          EPS calculated after deducting the PACRS coupon from profit after tax and before significant items.

Key Ratios

	2003	2004

PBITA/Ave Funds Inv. (%)	11.1	11.1
Return on Ave Equity (%)	9.8	9.4
Net Debt/(Net Debt + Equity) (%)(1)	33	36
Net PBITA interest cover (times)(2)	4.2	4.5
NTA per share (A$)	2.68	2.52

(1)          Convertible notes treated as debt.

(2)          All hybrids treated as debt.

HIGHLIGHTS (1)

•             Profit after tax and pre significant items up 2.2% from $379.1 million to $387.4 million.

•             Earnings per share down 1.3% from 45.3 cents to 44.7 cents.

•             Earnings per share pre goodwill amortisation down 3.7% from 61.7 cents to 59.4 cents.

•             The full year profit after tax and significant items of $387.4 million was adversely impacted by $34 million due to the translation, for reporting purposes, of overseas earnings into Australian dollars.

•             Returns for Amcor remain above its weighted average cost of capital of 8.9% with PBITA/Average Funds Invested of 11.1%.

•             Strong operating cash flow of $891 million for the 12 months to June 2004.

•             Continued improvement in Australasia with returns increasing to 17.3%.

•             Strong growth in the high value add custom PET business of 22%.

•             Successful integration of the Rexam Healthcare acquisition.

•             Strong performance in Amcor Rentsch and Closures with earnings up 20.8% and returns increasing from 8.2% to 13.9%.

•             Good final quarter of the year at Amcor Sunclipse with improving economic conditions delivering improved earnings.

•             Continued strong growth from the China tobacco operations.

(1)     All figures are after the payment of PACRS interest and before significant items.

EARNINGS PER SHARE

Post Goodwill Amortisation		Pre Goodwill Amortisation

	Compound earnings growth over the past four years of 6.6%		Compound earnings growth over the past four years of 10.3%

For further information please contact:
Russell Joness	John Murray
Managing Director	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Phone: 61 3 9226 9001	Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050
www.amcor.com

Consolidated  Statement of  Profit

A$m	2003	2004

Net sales	10,709.9	10,405.9
Profit from trading	1,328.8	1,286.2
• Dep’n & amort.	(607.2)	(582.7)
Profit before interest & tax	721.6	703.5
• Net interest (ex PACRS)	(146.3)	(132.2)
• PACRS interest	(52.3)	(53.0)
Profit before tax	523.0	518.3
• Income tax	(127.1)	(116.5)
• Minority interests	(16.8)	(14.4)
Profit after tax before Significant items	379.1	387.4

Consolidated Cash Flow Statement

A$m	2003	2004

Profit after tax	379.1	387.4
• Dep’n & amort.	607.2	582.7
• Change in provisions and other items	(41.5)	(79.2)
Cash Flow from Operations before significant items	944.8	890.9

Significant items	(32.6)	(28.5)

Net Capital Expenditure	832.2	507.0
Increase / (Decrease) in working Capital	89.8	(116.7)

Consolidated Balance Sheet

A$m	2003	2004

Current Assets	2,950	3,052
Property, Plant & Equipment	4,296	4,745
Intangibles	1,957	2,063
Investments & Other Assets	359	426
Total Assets	9,562	10,286

Short-term debt	1,009	728
Long-term debt	1,004	1,776

Creditors & Provisions	2,467	2,742

Convertible Notes	446	332

Shareholder’s Equity (incl PACRS)	4,636	4,708
Total Liabilities & Shareholders’ Equity	9,562	10,286

Final Dividend

Directors have declared a final dividend of 16 cents per share, 40% franked at 30 cents in the dollar. The total dividend for the year is 32 cents compared with a total dividend of 30 cents last year. The record date for the final dividend is 9 September 2004 and will be paid to shareholders on 29 September 2004.

The Dividend Reinvestment Plan (DRP) remains in operation with a zero discount. The issue price of DRP shares will be determined from the arithmetic average of the daily weighted average market price for the nine business days September 13 to 23, 2004 inclusive.

Accounting Principles

The financial statements are based on the audited accounts of Amcor Limited and its controlled entities and have been prepared according to Australian Generally Accepted Accounting Principles.

In line with Australian GAAP, the Perpetual Amcor Convertible Reset Securities (PACRS) are treated as equity with distribution payments treated as an appropriation of profit. The amount of PACRS expensed for the year ended 30 June 2004 was $53.0 million compared with $52.3 million for the previous year.

Significant Items

Significant items after tax for the year ended 30 June 2004 total $94.6 million loss compared with $70.1 million loss last year.

Significant items for 2003/04 relate to PET business restructuring ($19.9 million), Flexibles market sector rationalisation ($66.9 million) and the write down of residual assets of the former Amcor Twinpak group ($7.8 million).

All significant items in 2002/03 related to restructuring and associated costs arising from the acquisition of Schmalbach-Lubeca’s PET and Closures operations.

Segmental Analysis

	2003					2004
	Sales	PBITA	Goodwill	PBIT	ROAFI	Sales	PBITA	Goodwill	PBIT	ROAFI
	($m)	($m)	($m)	($m)	(%)	($m)	($m)	($m)	($m)	(%)
Amcor Australasia	2,455.7	282.8	(15.7)	267.1	15.6	2,537.9	316.5	(15.9)	300.6	17.3
Amcor PET Packaging	3,236.2	301.6	(81.0)	220.6	10.2	3,205.2	268.2	(68.3)	199.9	10.0
Amcor Flexibles	2,170.3	132.6	(12.5)	120.1	10.9	2,241.0	131.2	(17.7)	113.5	9.6
Amcor Sunclipse	1,299.0	84.8	(16.3)	68.5	15.0	1,158.1	57.6	(13.7)	43.9	12.6
Amcor Rentsch & Closures	1,310.6	83.3	(12.5)	70.8	8.2	1,012.3	100.6	(11.1)	89.5	13.9
Amcor Asia	263.4	32.1	(0.6)	31.5	11.0	249.5	30.5	(0.9)	29.6	13.2
Divisional Total	10,735.2	917.2	(138.6)	778.6		10,404.0	904.6	(127.6)	777.0
Investments / Other		(56.8)	(0.2)	(57.0)			(73.5)	—	(73.5)
Intersegmentals	(25.3)					1.9
TOTAL	10,709.9	860.4	(138.8)	721.6	11.1	10,405.9	831.1	(127.6)	703.5	11.1

	2003	2004
	A$	A$
Net Sales (mill)	2,456	2,538
Change (%)		3.3
PBITA (mill)	282.8	316.5
Change (%)		11.9
Operating Margin (%)	11.5	12.5
Average funds invested (mill)	1,815	1,832
PBITA/AFI (%)	15.6	17.3

Amcor Australasia had another strong year with PBITA up 11.9% to $316.5 million and sales increasing by 3% to $2,538 million.  Continued sound asset management combined with the profit improvement resulted in the return on average funds invested increasing to 17.3% from 15.6% in 2003.

The improvement in earnings resulted from solid growth in glass, restructuring initiatives in fibre packaging, folding cartons and food can as well as cost reduction initiatives.  The one-off costs of restructuring throughout the year were offset by profit on the sale of properties.  The strengthening A$ had a directly unfavourable profit impact year on year of approximately $7 million, affecting export margins, particularly in Paper and Flexibles

In the fibre packaging segment, corrugated box volumes were down slightly in Australia and up 5% in New Zealand.  Amcor’s customers in the dairy, fruit and produce markets have been adversely affected by the drought in Australia, but this was partly offset by stronger demand in the meat segment in both Australia and New Zealand.  The business achieved sound earnings growth and improved returns.

The recycled paper mills experienced a difficult year with lower demand from the Australian fibre box business, lower pulp sales and the adverse impact of the strengthening Australian dollar on export pricing and therefore margins.  The mills continue to operate efficiently while both the functional coatings and recycling businesses produced sound results.  Overall earnings were down on last year.

The folding carton converting business experienced an improvement in earnings due to the restructuring of operations on the east coast of Australia resulting in a lower cost base and increased efficiencies. The significant upgrade of the Petrie Mill to improve board quality and create an opportunity for replacement of imported whiteboards was well executed and underpins earnings growth for the future.  Low margin export volumes were down which was in line with expectations due to the mill shutdown for the upgrade.  The Sacks business experienced a difficult year with the drought conditions in Australia severely impacting dairy volumes together with an extremely competitive market.  Restructuring of this business has commenced with benefits to flow in 2004/2005.

In metal packaging, the beverage can business had a sound year with volumes up 4% on last year, mainly in the soft and mixer drink segments.  The introduction of the new low cost 202 Superend was a success with all sites converted during the year.

The food can business continued to improve earnings despite flat volumes with full year benefits from the Dandenong plant closure establishing a lower cost base.

The aerosol can business experienced good growth in sales, in particular in aluminium cans, while the relocation of the steel can plant in NSW was completed on schedule in June, lowering the cost base for 2004/2005.

In plastics, the flexibles business experienced volumes slightly above last year while the strengthening Australian dollar meant that export margins deteriorated and pressure increased from commodity imports at lower margins.  During the year the rationalisation to one site in NSW was announced.  The acquisition of the Flexoprint business in New Zealand made a positive contribution. Polyethylene resin supply was affected by the ‘Moomba’ fire and necessitated importing resin and this had an unfavourable impact upon productivity.  Earnings were slightly up on last year while recent capital investment in extrusion and printing and product development initiatives, position the business well for future growth.

The PET business continues to experience an extremely competitive market with volume growth behind expectations.  The closures operation absorbed the acquisition of the ACI metal twist business and despite experiencing price pressures, managed to improve earnings through sales growth and productivity gains.

The glass wine bottle operation again exceeded expectations and is operating at full capacity.  Productivity was above forecast levels, as were sales volume with most major customers experiencing buoyant export markets.  The second furnace is on schedule for start up in January and, with strong customer support underpinning planned output, the investment will further lower a very competitive cost base.

Sales by Product Group

A$m	2003	2004

Fibre	1,077	1,096
Cartons	292	286
Flexibles / Plastic	426	433
Metals	535	563
Other	126	160
Total	2,456	2,538

	2003		2004	2003	2004
	A$		A$	US$	US$
Net Sales (mill)	3,236		3,205	1,897	2,275
Change (%)			(1.0)		19.9
PBITA (mill)	314.6	*	268.2	184.4	190.3
Change (%)			(14.7)		3.1
Operating Margin (%)	9.7		8.4	9.7	8.4
Average funds invested (mill)	2,962		2,678	1,747	1,901
PBITA/AFI (%)	10.6		10.0	10.6	10.0
Average exchange rate $A/US	0.59		0.71

*            The segmental PBITA is A$301.6 million.  The difference is a A$13 million, asset writedown in the business, mostly in Latin America.  The underlying operating result is A$314.6 million and it is this PBITA that is the most appropriate to look at when considering margins and returns.

Amcor PET Packaging had a mixed year with PBITA earnings in US dollars up 3.1% to US$190.3 million and return on average funds invested at 10.0%.

The business in Europe and Latin America had a strong year with earnings well up on last year, however this was partially offset by challenging conditions in North America.

Unit volumes grew by 17% to 32.4 billion of which just under 5% was due to acquisitions.  Strong volume growth was achieved in all three regions.  The custom segment, including higher margin custom containers and multilayer preforms, grew by over 22%.

The North American business, including Canada, experienced volume growth ahead of the market at 13.6%.  This growth came primarily from the continued strength of the bottled water and custom markets, the latter was up by 17% and driven by strong growth in the single serve juice and sports drinks categories.  Further growth is expected in the custom business from new contracts signed for the food and juice markets.

PBITA in North America was down 13%.  The higher Canadian dollar against the US dollar meant that Canadian prices were lower and in the US there was strong pricing pressure from the large customers.

In response, the business has undergone a complete review of its operations and implemented a number of cost saving initiatives.  The Canadian business, which was previously run as a separate division, has now been incorporated into the US operations, which will now be run as a single North American business.  This together with an examination of the SG&A expenses will reduce the North American headcount by around 100 people.

Two smaller facilities in the north east of the US have been closed and reductions in injection moulding at the Calgary plant are being implemented. The closures of two additional plants, one in the north east and one in the west, were recently announced.  There is an ongoing review of the manufacturing footprint on the west coast.

In conjunction with this rationalisation and restructuring program, the business has begun a review of pricing in the CSD/water segment.  In many cases prices are delivering unacceptable returns on the assets employed.  Until pricing returns to more reasonable levels, it is difficult to justify further investment in CSD/water segment and recognition of this will be the guiding principle as contracts are renewed.  The redeployment of assets from this market segment may also continue.

In Latin America volume growth, excluding the impact of acquisitions was 7.7%.  With the acquisitions of Alcoa and Arca volume growth was 45%. Custom volumes continued to deliver strong growth and were up 36%.

PBITA for Latin America was up 25%.  Strong performances in Argentina and Venezuela helped offset shortfalls in Brazil which remains an area of focus as market over-capacity and general economic conditions remain challenging.

For Mexico, the integration of the Arca acquisition proved more complex than originally anticipated.  However, the synergy benefits anticipated from the acquisition will be realised in the 2004/05 fiscal year.  All other countries in the region experienced increased volumes and earnings, with the small start-up operations in Central America and Ecuador fully meeting first year expectations.

The European operations had an excellent year with volumes up 9% and earnings up 42% in US dollar terms and up 20% in local currency terms.

The businesses in the UK, Spain and France all produced significant improvements in both volumes and earnings, helped by good summer weather in Europe.

The German operations benefited from strong growth in the refillable CSD container market with volumes up 75%.  It is anticipated that this higher volume level can be maintained in the current year.  While the environmental and recycling situation remain complex, the PET operation in Germany remains capable of providing whichever package – one-way or refillable – that the market requires.

The multilayer PET beer bottle continues to gain market acceptance with volumes increasing to around 120 million in the 2004 year.  The growth in the beer market was a significant contributor to the 11% growth achieved in the higher value-add segments, which includes custom containers and multilayer preforms.

The recycling plant continues to deliver ongoing improvements in terms of both volume and costs and is now making acceptable returns on the invested capital.

Capital expenditures, not including the two acquisitions in Latin America, were significantly less than the prior year and well under depreciation for the year.  Capital was invested primarily in strengthening the push into higher margin, custom markets, including juices, food and personal care products.

For the business as a whole, significant items relating to restructuring, plant closures, organisational changes and overhead reductions are expected to be around US$40 million, delivering benefits close to US$20 million per annum.  A key part of delivering these benefits is headcount reduction of around 250 people.  The amount booked in the 2003/2004 year as a significant item was US$14.1 million.

	2003	2004	2003	2004
	A$	A$	€	€
Net Sales (mill)	2,170	2,241	1,214	1,336
Change (%)		(3.3)		10.0
PBITA (mill)	132.6	131.2	74.2	78.2
Change (%)		(1.0)		5.4
Operating Margin (%)	6.1	5.9	6.1	5.9
Average funds invested (mill)	1,216	1,373	679	819
PBITA/AFI (%)	10.9	9.6	10.9	9.6
Average exchange rate $A/€	0.56	0.60

Amcor Flexibles achieved a 5% increase in PBITA in local currency terms to €78.2m and a 10% increase in sales.  Return on average funds invested was down from 10.9% to 9.6%.

The result for the 2003/2004 year was below expectations due to a decline in sales in the Processed Foods sector, operational underperformance at some plants, poor economic conditions across much of Europe and a strong Euro which impacted margins on export sales.

The poor result from the underperforming plants reduced earnings by around €18 million compared to 2002/2003 while the stronger Euro negatively impacted earnings by around €6 million.

In Europe, Amcor Flexibles is organised into three market sectors - Fresh Food (meat, cheese, dairy, produce, bakery), Healthcare (medical, pharmaceutical, personal care) and Processed Foods (confectionery, snacks, biscuits, coffee, pet food and tobacco).

The Fresh Food market sector, consisting of 11 plants performed well and benefited from increased demand from consumers for healthier food options, particularly in fresh produce, chilled foods and dairy products in the UK and Southern Europe.  The PBITA result for this division was a substantial improvement over last year.

The Healthcare business, with operations in Europe and the Americas had a strong year with good volume and profit growth.  In October 2003 the Rexam Healthcare Flexibles business was acquired which substantially strengthened Amcor’s position in the healthcare packaging market.  The results for the first eight months of trading from this acquisition were above expectations.  The integration is now complete and the business is on target to achieve the synergy benefits and returns as stated at the time of acquisition.

The Processed Foods sector had a difficult year both in terms of market conditions in certain market segments and in operational performance at a number of plants.

Sales were down around 7% primarily concentrated in the confectionery and snack food areas where market conditions have been soft.  In addition, overall volumes for the sector were impacted by economic conditions in Europe including a trend to more generic packaging as retail house brands gained market share.  Volumes have showed some signs of modest improvement recently although still at a lower level than 12 months ago.

In operational terms, seven out of the 19 plants in this sector had results significantly worse than last year due to a combination of market and operational performance leading to a Processed Foods sector result which was down by €15 million.

As a result, plans have been announced, and are being implemented, to restructure a number of plants, close the plant at Envi in The Netherlands and significantly reduce overheads.  This will lead to a substantial improvement in profitability in the 2004/2005 year.

As part of a longer-term plan to follow our customers and manufacture more flexible packaging for the processed food markets in the lower cost regions, a new €25 million flexibles plant in Novgorod, Russia has been announced.

The above restructuring, together with a business-wide review of both operations and overheads has enabled the business to identify additional costs savings.  In total the business is targeting cost savings of close to €30 million  per annum, a substantial portion of which will be obtained via a headcount reduction of 640 people.  The cost of this restructuring is approximately €60 million of which €41.3 million was taken up in the 2003/2004 year.

The forecast is for an improvement in European economic activity although as yet signs of improved demand for flexible packaging are modest.  In addition, oil prices have risen leading to higher input costs for resin and film suppliers as well as higher energy costs.  Whilst there is evidence of higher resin prices, Amcor Flexibles is committed to recovering all cost increases as they are incurred.

	2003	2004	2003	2004
	A$	A$	US$	US$
Net Sales (mill)	1,299	1,158	761	822
Change (%)		(17.4)		8.0
PBITA (mill)	84.8	57.6	49.7	40.9
Change (%)		(35.4)		(17.7)
Operating Margin (%)	6.5	5.0	6.5	5.0
Average funds invested (mill)	567	456	333	323
PBITA/AFI (%)	15.0	12.6	15.0	12.6
Average exchange rate $A/US	0.59	0.71

Reflecting adverse economic conditions, Amcor Sunclipse experienced a difficult year with PBITA earnings in US dollars down 17.7% to US$40.9.

Volume growth was solid resulting in 8% sales growth, however substantial pricing pressure through the year meant that margins were reduced and the return on average funds invested was lower at 12.6%.

The second half result was negatively impacted by asset writedowns of around US$1 million and an increase in medical benefit costs of around US$2 million compared to the second half last year.

The business is divided into manufacturing and distribution.  Distribution concentrates on packaging, flexible packaging, packaging equipment as well as industrial and janitorial supplies.  Manufacturing produces corrugated sheets and is a box converter.  The businesses support a large customer base of small to medium sized manufacturing, assembly and distribution companies.  Amcor Sunclipse also has a number of top-tier manufacturing customers.

Manufacturing is concentrated in California which has been negatively impacted by overcapacity, pricing pressures and loss of business to Asia and Mexico.  Amcor Sunclipse consolidated one of its small Southern Californian box plants in late 2003.  For the year the business was able to hold volumes, but at lower margins.  With the economy expected to continue to recover, margins should improve in the 2004 -2005 year.

For the first time in more than 18 months, the corrugated paper companies implemented price increases, first in March for US$50 per tonne then again in June also for US$50 per tonne.  The latter increase is currently being passed through to the market through increases in both sheets and boxes.  These increases should have a positive effect on manufacturing earnings in an improving economy.

Distribution consists of 35 operations across 14 states in the US and four in Mexico.  A more complete full line selling approach improved sales by 7.6% to help offset the decline in margin and ensure a steady result for the year.

The first nine months of the year was characterised by inconsistent activity from month to month, however in the last three months an improving trend emerged and this has continued into July and early August.

Overall the business remains very well placed to benefit from the improving economic conditions.  The focus has been and will remain on reducing the cost base to ensure that improving sales are reflected in higher returns.

	2003	2004	2003	2004
	A$	A$	€	€
Net Sales (mill)	1,311	1,012	734	604
Change (%)		(22.8)		(17.7)
PBITA (mill)	83.3	100.6	46.6	60.0
Change (%)		20.8		28.7
Operating Margin (%)	6.3	9.9	6.3	9.9
Average funds invested (mill)	1,020	722	571	431
PBITA/AFI (%)	8.2	13.9	8.2	13.9
Average exchange rate $A/€	0.56	0.60

Amcor Rentsch

Amcor Rentsch, which produces folding cartons principally for the tobacco industry had another good year with sales up 6% to €325 million and PBITA up strongly.

In Russia, demand remains strong and the fourth line installed in the first half is now fully loaded.  A fifth machine is currently being installed and has a planned start-up of December this year.  The plant in Russia, which was first commissioned in 2000 will be the largest tobacco packaging plant in Europe after the completion of the fifth line and will supply product to all the major cigarette producers.

The ongoing growth in the Iberian region has meant a second line will be installed in Portugal and this will commence operation this month.

During the year the plant in Dublin was closed as customers continue to move production from the UK and Ireland to the growth regions of Asia.  The assets from the plant in Dublin have been relocated to Russia and Portugal.

Going forward the tobacco market complexity continues to increase as new health warnings are progressively introduced across Europe.  This is necessitating a move to 10 colour gravure printers and Amcor Rentsch’s present machines, which range from six to nine colour, will be upgraded over the next two to three years.

Amcor Closures

The Closures business, consisting of 11 metal and plastic closure plants in 11 countries and the Bericap joint venture, had a satisfactory year with volumes and earnings on a comparable basis ahead of last year.  Last year’s sales and earnings included the 65% owned North American plastic and metal closures operations that were sold in January 2003 to the joint venture partner Silgan Holdings.

In Europe the business undertook a number of significant projects that will help underpin earnings going forward.  These projects included the relocation of the plant in Turkey to new premises, the start-up of the new plastic closures plant in Poland and the commissioning of three new, in-house designed, manufacturing lines in Germany which set a new industry benchmark in productivity and output.

The new composite metal and plastic closure plant in Manilla experienced delays in commissioning, which resulted in higher costs and lower than anticipated sales volumes.

The Bericap joint venture had a good year and notwithstanding the higher Canadian dollar, achieved strong operational performance in the Canadian operations.  The new plant in California is performing well in its second year of operations and is now profitable.

The outlook for the current year is for improved earnings as the benefits from these new projects are realised.

Sales breakdown

€ Million	2003	2004
Amcor Rentsch	307	325
Amcor Closures	427	279

Total	734	604

	2003	2004	2003	2004
	A$	A$	Sing$	Sing$
Net Sales (mill)	263	250	271	304
Change (%)		(4.9)		12.2
PBITA (mill)	32.1	30.5	33.0	37.2
Change (%)		(5.0)		12.7
Operating Margin (%)	12.2	12.2	12.2	12.2
Average funds invested (mill)	291	232	299	282
PBITA/AFI (%)	11.0	13.2	11.0	13.2
Average exchange rate $A/Sing	1.03	1.22

Amcor Asia had a solid year with earnings up 12.7% in Singapore dollars to S$37.2 on a sales increase of 12.2% to S$304.1 million.  Return on funds invested improved from 11.0% to 13.2%.

The second half result of S$20.0 million was up 55% on the same period last year which was severely impacted by the SARS epidemic in the region.

The tobacco packaging business had a strong year with earnings and volumes up substantially.  The two plants in China continue to deliver good returns and there are further growth opportunites in that country.  Both the Malaysian and Singaporean operations achieved improved earnings and returns.

The corrguated business had a difficult year with overcapacity, aggressive pricing and paperboard price increases all impacting earnings.  In particular, the three plants in Malaysia had disappointing results and plans have been implemented to improve earnings.

The flexibles operations, which consists of two plants in China and the recently acquired Rexam Healthcare plant in Singapore, had a solid year with improvements in both earnings and returns.

The outlook for Asia is positive with improving global economic conditions assisting growth in the region.  It is anticipated this improvement will help deliver higher earnings and returns in the current year.

Sales by Product Group

Sing$m	2003	2004

Corrugated	123	127
Tobacco packaging	112	125
Flexibles and others	36	52

Total	271	304

Attachment G

CEO & CFO CERTIFICATION

ASXCG Principle 4 and Principle 7

Statement to the Board of Directors of Amcor Limited

The Chief Executive Officer and Executive General Manager Finance state that:

(a)          With regard to the integrity of the financial statements of Amcor Limited for the financial year, being the year ended 30 June 2004, that having made appropriate enquiries, in our opinion:

(i)             the financial records of the Company and of the entities whose financial statements are required to be included in its consolidated financial statements (the Consolidated Entity) for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001; and

(ii)          the financial reports of the Company and of the Consolidated Entity, being the financial statements and notes, present a true and fair view of the financial position and performance of the Company and of the Consolidated Entity in accordance with section 267 of the Corporations Act 2001 and comply with relevant accounting standards

(b)         With regard to the risk management and internal compliance and control systems of the Consolidated Entity in operation as at 30 June 2004, that having made appropriate enquiries, within the context described in (c) below, to the best of our knowledge and belief:

(i)             the statements made in (a)(ii) above regarding the financial reports are founded on sound risk management and internal compliance and control systems which in all material aspects, implement the policies which have been adopted by the Board of Directors of the Company either directly or through delegation to senior executives; and

(ii)          the risk management and internal compliance and control systems adopted by the Company are operating effectively and efficiently, in all material respects.

(c)          The statements made in (b) above regarding the risk management and internal compliance and control systems of the Consolidated Entity in operation as at 30 June 2004 are made within the following context:

(i)             these statements provide a reasonable, but not absolute, level of assurance;

(ii)          the risk management and internal compliance and control systems of the Consolidated Entity were still in development during the year to 30 June 2004 and the design, operation and testing of controls has been assessed primarily through the use of declarations by process owners who are responsible for the operation of those controls. This assessment will be enhanced in the future as the risk management and internal compliance and control systems are further developed; and

(iii)       while a number of control deficiencies were identified during the year, in all such cases additional tests of procedures or tests of applicable account balances included in the financial statements have confirmed that there has been no material impact on the financial statements.

R H Jones	W P Day
Chief Executive Officer	Executive General Manager Finance
19-Aug-04	19-Aug-04

WPD	RHJ	CIR	KPMG

FINANCIAL REPORT

OF

A M C O R  L I M I T E D

(ABN 62 000 017 372)

AS AT 30 JUNE 2004

STATEMENTS OF FINANCIAL PERFORMANCE

		CONSOLIDATED		AMCOR LIMITED
For the year ended 30 June	Note	2004	2003	2004	2003
		$m	$m	$m	$m

Revenues from sale of goods	2	10,405.9	10,709.9	—	—

Other revenues from ordinary activities	2	175.0	248.1	406.8	382.2

Total revenue from ordinary activities	2	10,580.9	10,958.0	406.8	382.2

Expenses from ordinary activities excluding borrowing costs	33	(9,964.0)	(10,313.1)	(95.9)	69.3

Borrowing costs	1(3),3	(145.4)	(156.3)	(179.8)	(176.0)

PROFIT FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX EXPENSE		471.5	488.6	131.1	275.5

Income tax (expense) / benefit relating to ordinary activities	5	(111.3)	(110.5)	46.9	(125.2)

PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE		360.2	378.1	178.0	150.3

Net profit attributable to outside equity interests		(14.5)	(16.8)	—	—

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	24	345.7	361.3	178.0	150.3

NON-OWNER TRANSACTION CHANGES IN EQUITY

Net increase/(decrease) in retained profits on the intitial adoption of:	24
Revised AASB 1028 ‘Employee Benefits’		—	(1.5)	—	—
AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’		—	101.5	—	115.2

Net exchange difference relating to self-sustaining foreign operations	23	(65.4)	(285.6)	—	—

Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(65.4)	(185.6)	—	115.2

TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO THE MEMBERS OF THE PARENT ENTITY	26	280.3	175.7	178.0	265.5

NET OPERATING PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY:
• Before significant items		440.3	431.4	178.0	150.3
• After significant items	4	345.7	361.3	178.0	150.3

		cents	cents
EARNINGS PER SHARE
Basic earnings per share	38	33.8	37.0
Diluted earnings per share	38	33.7	36.7

The Statements of Financial Performance are to be read in conjunction with the notes to the financial statements set out on pages 7 to 70.

STATEMENTS OF FINANCIAL POSITION

		CONSOLIDATED		AMCOR LIMITED
As at 30 June	Note	2004	2003	2004	2003
		$m	$m	$m	$m

CURRENT ASSETS
Cash assets	6	131.0	141.5	7.5	6.5
Receivables	7	1,551.4	1,525.0	8,103.3	5,950.8
Inventories	8	1,369.6	1,284.0	—	—

TOTAL CURRENT ASSETS		3,052.0	2,950.5	8,110.8	5,957.3

NON-CURRENT ASSETS
Receivables	9	81.8	61.1	41.8	34.9
Other financial assets	10	12.9	21.5	3,647.9	3,558.3
Property, plant and equipment	11	4,745.0	4,295.6	5.6	1.7
Intangibles	12	2,062.7	1,956.9	5.0	—
Deferred tax assets	13	238.8	199.4	100.0	96.9
Other	14	93.2	77.3	13.4	8.3

TOTAL NON-CURRENT ASSETS		7,234.4	6,611.8	3,813.7	3,700.1

TOTAL ASSETS		10,286.4	9,562.3	11,924.5	9,657.4

CURRENT LIABILITIES
Payables	15	1,831.1	1,646.0	35.1	27.9
Interest-bearing liabilities	16	728.5	1,009.4	4,846.6	3,307.1
Current tax liabilities	17	77.4	74.1	23.6	42.7
Provisions	18	339.7	296.2	2.9	2.4

TOTAL CURRENT LIABILITIES		2,976.7	3,025.7	4,908.2	3,380.1

NON-CURRENT LIABILITIES
Payables	19	13.2	0.1	—	—
Interest-bearing liabilities	20	1,776.2	1,003.6	1,463.8	748.9
Deferred tax liabilities		388.5	345.5	169.2	159.3
Provisions	18	91.9	105.4	4.5	3.7
Undated subordinated convertible securities	21	332.3	446.2	332.3	446.2

TOTAL NON-CURRENT LIABILITIES		2,602.1	1,900.8	1,969.8	1,358.1

TOTAL LIABILITIES		5,578.8	4,926.5	6,878.0	4,738.2

NET ASSETS		4,707.6	4,635.8	5,046.5	4,919.2

EQUITY
Contributed equity	22	3,351.9	3,135.3	2,755.3	2,538.7
Reserves	23	(349.2)	(210.8)	40.9	40.9
Retained profits	24	1,614.3	1,515.3	2,250.3	2,339.6

Equity attributable to members of the parent entity		4,617.0	4,439.8	5,046.5	4,919.2

Outside equity interests in controlled entities	25	90.6	196.0	—	—

TOTAL EQUITY	26	4,707.6	4,635.8	5,046.5	4,919.2

The Statements of Financial Position are to be read in conjunction with the notes to the financial statements set out on pages 7 to 70.

14

STATEMENTS OF CASH FLOWS

		CONSOLIDATED		AMCOR LIMITED
For the year ended 30 June	Note	2004	2003	2004	2003
		$m	$m	$m	$m

CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers		10,453.7	10,514.4	—	—
Payments to suppliers and employees		(9,222.8)	(9,471.4)	(64.8)	(56.0)
Dividends received		0.6	1.0	37.3	0.3
Interest received		14.7	9.6	350.2	315.2
Borrowing costs paid		(165.6)	(155.6)	(183.4)	(175.8)
Income taxes paid		(105.8)	(86.6)	(4.9)	(0.3)
Other (payments)/receipts		57.0	63.3	(38.9)	10.4

NET CASH FROM OPERATING ACTIVITIES (1)		1,031.8	874.7	95.5	93.8

CASH FLOWS FROM INVESTING ACTIVITIES

Loans repaid - controlled entities		—	—	(360.8)	(1,812.9)
Loans drawn / (repaid) by other persons		24.5	—	8.9	(7.0)
Acquisition of:
Controlled entities and businesses	36(2)	(618.9)	(2,857.9)	(132.7)	(622.5)
Property, plant and equipment		(605.4)	(890.1)	(4.4)	(0.9)
Proceeds on disposal of:
Controlled entities and businesses (net of cash disposed)	36(3)	40.2	186.2	—	(9.1)
Property, plant and equipment		98.3	57.9	—	0.1

NET CASH USED IN INVESTING ACTIVITIES		(1,061.3)	(3,503.9)	(489.0)	(2,452.3)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends and other distributions paid		(225.0)	(193.0)	(172.9)	(140.5)
Proceeds from share issues, convertible securities and calls on partly-paid shares		13.2	27.8	13.2	27.8
Proceeds from borrowings		5,280.3	6,752.4	—	—
Repayment of borrowings		(4,817.1)	(6,146.4)	554.2	701.9
Principal lease repayments		(144.8)	(43.1)	—	—

NET CASH FROM FINANCING ACTIVITIES		106.6	397.7	394.5	589.2

NET INCREASE / (DECREASE) IN CASH HELD		77.1	(2,231.5)	1.0	(1,769.3)

CASH AT THE BEGINNING OF THE YEAR		46.1	2,287.4	6.5	1,775.8
Exchange rate changes on foreign currency cash balances		(2.1)	(9.8)	—	—

CASH AT THE END OF THE YEAR (2)		121.1	46.1	7.5	6.5

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out on pages 7 to 70.

15

		CONSOLIDATED		AMCOR LIMITED
For the year ended 30 June		2004	2003	2004	2003
		$m	$m	$m	$m

(1)	RECONCILIATION OF PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES

	PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX	360.2	378.1	178.0	150.3

	Add/(less) non-cash items and items classified as financing/investing activities:

	Depreciation of property, plant and equipment	459.4	453.5	0.5	0.5
	Amortisation of leased assets	13.2	14.9	—	—
	Amortisation of goodwill and other intangibles	131.2	138.8	0.3	—
	Interest capitalised	(4.5)	(0.3)	—	—
	Finance charges on capitalised leases	4.7	6.3	—	—
	Profit on disposal of non-current assets	(30.6)	(13.3)	—	—
	Profit on disposal of business/controlled entities	(4.1)	(6.1)	—	—
	Profit on disposal of investment	—	(1.5)	—	—
	Unrealised foreign exchange (gain)/loss	—	—	42.4	(105.4)
	Dividends from controlled entities	—	—	—	(44.5)
	Increase/(decrease) in current and deferred taxes	10.7	3.3	(51.8)	126.2
	Increase/(decrease) in provisions	(55.4)	(15.1)	1.4	1.5
	Non cash significant item	50.2	37.5	—	—
	Decrease in sundry assets	(19.9)	(31.6)	(6.1)	(7.3)

	CASH FLOWS FROM OPERATIONS BEFORE CHANGES IN ASSETS AND LIABILITIES	915.1	964.5	164.7	121.3

	Change in assets and liabilities excluding acquisitions/disposals of controlled entities and businesses:

	(Increase)/decrease in receivables	143.7	113.9	(40.1)	(27.4)
	Increase in inventories	(18.1)	(23.3)	—	—
	Decrease in payables	(8.9)	(180.4)	(29.1)	(0.1)

	NET CASH FROM OPERATING ACTIVITIES	1,031.8	874.7	95.5	93.8

(2)	RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

	Cash - refer Note 6	131.0	141.5	7.5	6.5
	Short-term deposits - refer Note 7	17.3	20.5	—	—
	Bank overdrafts - refer Note 16	(27.2)	(115.9)	—	—

		121.1	46.1	7.5	6.5

(3)	NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year, the consolidated entity acquired property, plant and equipment with an aggregate value of $104.0 million (2003 $136.0 million) by means of finance leases. Dividends of $94.7 million (2003 $112.7 million) were paid for via the Dividend Reinvestment Plan and convertible securities of $99.9 million (2003 $34.4 million) were converted into fully paid ordinary shares.  These transactions are not reflected in the Statements of Cash Flows.

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out on pages 7 to 70.

16

INDEX

NOTE	DESCRIPTION

1	Accounting policies
2	Revenue
3	Profit from ordinary activities
4	Significant items
5	Income tax expense
6	Cash assets
7	Receivables
8	Inventories
9	Non-current receivables
10	Other financial assets
11	Property, plant and equipment
12	Intangibles
13	Deferred tax assets
14	Other non-current assets
15	Payables
16	Interest bearing liabilities
17	Current tax liabilities
18	Provisions
19	Non-current payables
20	Non-current interest bearing liabilities
21	Undated subordinated convertible securities
22	Contributed equity
23	Reserves
24	Retained profits
25	Outside equity interests in controlled entities
26	Total equity reconciliation
27	Capital expenditure commitments
28	Lease commitments
29	Other expenditure commitments
30	Contingent liabilities
31	Auditors’ remuneration
32	Directors and executives disclosures
33	Summary of expenses
34	Segment report
35	Employee benefits
36	Amcor’s controlled entities
37	Related party disclosures
38	Earnings per share
39	Additional financial instrument disclosure
40	Events subsequent to balance date

17

NOTES TO THE FINANCIAL STATEMENTS AT 30 JUNE 2004

Note 1.  ACCOUNTING POLICIES

The significant accounting policies which have been adopted by Amcor Limited (‘the company’) and its controlled entities (‘the consolidated entity’) in the preparation of this financial report are:

(1)   Accounting Standards

The consolidated entity adopts the currently applicable Accounting Standards and disclosure requirements of the professional accounting bodies in Australia.

(2)   Basis of Preparation

The financial report of the company and the financial report of the consolidated entity are general purpose financial reports prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs and, except where stated, do not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(3)   Reclassification of Financial Information

Borrowing cost comparatives have been restated to more appropriately classify debt factoring costs as general and administration expenditure.

(4)   Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of the company, being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 ‘Consolidated Accounts’.  The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

Investments in controlled entities are carried in the financial statements of the company at the lower of cost and recoverable amount and dividends are brought to account in the Statement of Financial Performance when they are declared.

In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

(5)   Revenue Recognition

Sale of Goods

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity.  Sales revenue is recognised when control of the goods passes to the customer.

18

Interest Income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset.

Sales of Non-Current Assets

The gross proceeds of asset sales are included as revenue of the consolidated entity.  The profit or loss on disposal of assets is brought to account at the date control of the asset passes to the buyer. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(6)   Taxaton

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 ‘Tax Effect Accounting’ whereby the taxation benefits or liabilities which arise due to differences between the time when items are taken up in the consolidated entity’s financial statements and when they are to be taken up for income tax purposes are shown either as a deferred tax asset or as a deferred tax liability.  The deferred tax asset and deferred tax liability are taken up at tax rates applicable to the periods in which they are expected to reverse.

The deferred tax asset relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation.  These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped.  The tax effect of capital losses is not recorded unless realisation is virtually certain.

The company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 36.  The implementation date for the tax-consolidated group was 1 July 2002.

The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The tax-consolidated group has entered into a tax sharing agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities arising from external transactions occurring after the implementation of tax consolidation.  The contributions are calculated as a percentage of the tax-consolidated group’s current tax liability.  The contributions are payable annually.

The assets and liabilities arising under the tax sharing agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

Capital Gains Tax

Capital gains tax, where applicable, is provided in the period in which an asset is sold.

19

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (‘GST’), except where the amount of GST incurred is not recoverable from the Australian Tax Office (‘ATO’).  In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross basis.  The GST component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(7)   Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

Land improvements between 1% - 3% (2003 1% - 3%)

Buildings between 1% - 5% (2003 1% - 5%)

Plant and equipment between 3% - 25% (2003 3% - 25%)

Finance leased assets between 4% - 20% (2003 4% - 20%)

(8)   Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee benefits such as wages, salaries, annual leave, sick leave and other current employee entitlements represent present obligations resulting from employees’ service provided to reporting date, calculated at undiscounted amounts based on wage and salary rates that the company expects to pay as at reporting date including related on-costs.

Liabilities for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity’s experience with staff departures.

Long Service Leave

Liabilities relating to long service leave and post-employment benefits have been calculated to represent the present value of estimated future cash outflows discounted to reporting date.

Liabilities which are not expected to be settled within twelve months are discounted using the rate attaching to those national government securities at reporting date which most closely match the terms of maturity of the related entitlements.

Profit Sharing and Bonus Plans

A liability is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Entitlements under the Employee Bonus Payment Plan (‘EBPP’) are estimated and accrued at the end of the financial reporting period.

20

Employee Share and Option Plans

The company maintains two Employee Share Schemes, the Employee Share Purchase Plan (‘ESPP’) and the Employee Share/Option Plan (‘ESOP’).  Both schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

The number of shares issued under the ESPP is dependent on the increase in the consolidated entity’s earnings per share (before significant items) for the year ended 30 June over those of the previous year.  Each year, only one issue can be made to employees in accordance with the rules governing the Scheme.

Shares relating to the ESOP are generally issued at the closing market price on the date of allotment.  Options are issued under the plan upon such terms and conditions as determined by the directors at the time of the invitation.

Issues relating to the ESPP and the ESOP are detailed in Note 35.

Loans to assist in the purchase of shares are shown as receivables.  Shares are held in trust until the loan is settled.  The loans can be paid off at any time and must be settled when an individual ceases to be employed by the consolidated entity.  No value is recognised at the time of the issue of options under the ESOP.  If exercised, contributions are recognised as equity.  Shares issued under the ESOP are treated as equity to the extent the shares are paid-up.  Shares issued under the ESPP are credited to equity at the discounted value at the time of allotment.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds.  Contributions are charged against profit as and when they are incurred.  Further information is set out in Note 35.

(9)   Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pretax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on government bonds most closely matching the expected future payments, except where noted below.  The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

In the Statements of Financial Performance, the expense recognised in respect of a provision is presented net of the recovery.  In the Statements of Financial Position, the provision is recognised net of the recovery receivable only when the entity:

•  has a legally recognised right to set-off the recovery receivable and the provision; and

•  intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

21

Restructuring

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

•  the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition

•  a detailed formal plan is developed by the earlier of three months after the date of acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired.  The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been formally approved and the restructuring or termination benefits have either commenced or been publicly announced, or firm contracts related to the restructuring or the termination benefits have been entered into.  Costs related to ongoing activities are not provided for. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for restructuring.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Onerous Contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations.  A provision is recognised to the extent that the contract obligations exceed future economic benefits.

Insurance and Other Claims

Provisions for workers’ compensation, insurance and other claims are made for claims received and claims expected to be received in relation to incidents occuring prior to reporting date, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

(10) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings, foreign exchange differences on borrowings other than those designated as net investment hedges and lease finance charges.

Borrowing costs are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use and amortised over the expected useful economic life.

The total amount of interest capitalised during the year as part of the carrying amount of assets is shown in Note 3.

22

(11) Investments and Other Financial Assets

Investments in listed and unlisted securities, other than controlled entities and associates, in the financial report, are brought to account at cost and dividend income is recognised in the Statements of Financial Performance when receivable.

The consolidated entity follows the requirements of AASB 1016 ‘Accounting for Investments in Associates’ and applies the equity method of accounting for investments in associates.  Associates are those entities over which the consolidated entity exercises significant influence, but does not control.  The equity method requires the carrying amount of investments in associates to be adjusted by the consolidated entity’s share of associates’ net profit or loss after tax and other movements in reserves.  Investments in associates are carried at the lower of the equity accounted amount and the recoverable amount.  These amounts are recognised in the consolidated Statement of Financial Performance and consolidated reserves.

(12) Non-Current Assets

The recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted cash flows. Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount.  The write-down is recognised as an expense in the Statements of Financial Performance in the reporting period in which it occurs.

(13) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

(14) Foreign Currency Translation

The financial statements of overseas controlled entities which are classified as self-sustaining are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 ‘Foreign Currency Translation’.  Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuations reserve on consolidation.

Prior to translation, the financial reports of self-sustaining operations in hyper-inflationary economies are restated to account for changes in the general purchasing power of the local currency, based on relevant price indices at reporting date.

For hyper-inflationary self-sustaining operations, the translated amounts for non-monetary assets, other than inventory, are compared to recoverable amounts translated at spot rates at reporting dates and any excess is expensed, unless a revaluation reserve balance exists for non-current assets carried at fair value.

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation.

With the exception of transactions hedging a net investment in a self-sustaining foreign operation, all material net foreign currency exposures are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract.

In this circumstance, hedged transactions are initially recorded at the relevant rate at the date of the transaction.  Hedges outstanding at reporting date are valued at the rates ruling on that date and gains or losses are brought to account in the Statements of Financial Performance.  Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

23

(15) Financial Instruments

Financial Instruments Included in Equity

Details of shares and other securities issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Notes 22 and 35.

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) are classified as equity and the coupon interest payable on the PACRS and PACRS2 is treated as a distribution of shareholders’ equity.  The Consolidated Statement of Financial Performance does not include the coupon interest on the PACRS or PACRS2.

Financial Instruments Included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans, mortgage loans and other loans are carried at their principal amounts.  Interest is charged as an expense as it accrues other than for amounts capitalised.  Refer Note 1 (10).

Commercial paper is carried at the principal amount.  The discount interest is carried as a deferred expense and brought to account on an accruals basis.

US$ notes are carried at face value and translated at the rates ruling at reporting date. Interest is charged as an expense as it accrues.

Eurobond notes are carried at face value less their discount and amortised over the period to maturity. Interest is charged as an expense as it accrues.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. Where applicable, these securities have been translated at the rate of exchange ruling at reporting date. Interest payable on these securities is recognised when entitlements accrue and is calculated in accordance with the terms of each issue.  The terms and conditions of undated subordinated convertible securities outstanding are set out in Note 21.

Financial Instruments Included in Assets

Trade debtors are carried at nominal amounts due less any provision for doubtful debts.  Collectability of overdue accounts is assessed on an ongoing basis.  Specific provision is made for all doubtful accounts.  A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than trade debtors are carried at nominal amounts due.

Derivatives

The company’s policy on interest rate risk management is to monitor and, where appropriate, hedge the company’s exposure to movements in interest rates through the use of various hedging products available in the financial markets.

The company enters into interest rate and cross currency swaps, forward rate agreements and interest rate options to hedge interest rate and foreign currency exposures.  These instruments are not held for speculative purposes.  Where hedge transactions are designated as a hedge of the anticipated purchase or sale of goods or services or an anticipated interest transaction, gains and losses on the hedge arising up to the date of the anticipated transactions are included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the Statements of Financial Performance.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the Statements of Financial Position until the hedge transaction occurs.  When recognised, the net receivables or payables are revalued using the rate of exchange ruling at reporting date.

24

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur, the deferred gains or losses that arose prior to its termination are included in the measurement of the purchase or sale or interest transaction as it occurs.  Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur, deferred gains or losses that arose on the hedge instrument are included in the Statements of Financial Performance.

Net receipts and payments under the interest rate swap contracts, forward rate agreements and cross currency swaps are recognised on an accruals basis as an adjustment to interest expense.  The premiums paid on interest rate options are included in other assets and amortised to borrowing costs over the term of the agreement.

(16) Leased Assets

Leases under which the company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Payments made under operating leases are expensed over the term of the lease.

(17) Research and Development Expenditure

Expenditure on research and development associated with product research and development innovation is charged against operating profit in the year in which the expenditure is incurred.

Where such expenditure is considered to have a demonstrable future economic benefit and commercial value, it is capitalised and amortised over the period of time during which the benefits are expected to arise.

Expenditure on significant commercial development, including major software applications and associated systems, is capitalised and amortised over the period of time during which the benefits are expected to arise, typically not exceeding ten years.

(18) Trademarks / Licences

The consolidated entity writes off expenditure on trademarks /  licences to profit as incurred.

(19) Goodwill

The consolidated entity recognises goodwill on acquisitions of controlled entities and businesses as required by Accounting Standard AASB 1013 ‘Accounting for Goodwill’.

All goodwill is amortised in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding twenty years.  The unamortised balance of goodwill is reviewed at reporting date and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

(20) Earnings per Share (EPS)

Basic Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to members of the company for the reporting period, after adjusting for distributions on PACRS, by the weighted average number of ordinary shares of the company, adjusted for any bonus issue.

Diluted Earnings per Share

Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares.  The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price (refer Note 38).

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(21) Acquisition of Assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.  Acquired in-process research and development is only recognised as a separate asset when future benefits are expected beyond any reasonable doubt to be recoverable.

Note 2.  REVENUE

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Revenue from ordinary activities

Revenue from sale of goods	10,405.9	10,709.9	—	—

Other revenue from ordinary activities

Interest received/receivable

• Controlled entities	—	—	351.1	313.5
• Other	13.2	10.0	1.7	1.7

	13.2	10.0	352.8	315.2

Dividend received/receivable

• Controlled entities	—	—	37.3	44.5
• Other	0.6	1.0	—	0.3

	0.6	1.0	37.3	44.8

Revenue from outside operating activities

Gross proceeds on disposal of non-current assets	98.7	75.4	—	0.1

Gross proceeds on disposal of businesses and controlled entities	2.1	98.4	—	—

Other	60.4	63.3	16.7	22.1

Total other revenue	175.0	248.1	406.8	382.2

TOTAL REVENUE FROM ORDINARY ACTIVITIES	10,580.9	10,958.0	406.8	382.2

Note 3.  PROFIT FROM ORDINARY ACTIVITIES

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Profit from ordinary activities before income tax has been arrived at after (charging)/crediting:

Depreciation
• of property, plant and equipment - refer Note 1 (7)	(459.4)	(453.5)	(0.5)	(0.5)
Amortisation:
• of leased assets	(13.2)	(14.9)	—	—
• of goodwill - refer Note 1 (19)	(127.6)	(136.9)	—	—
• of other intangibles	(3.6)	(1.9)	(0.3)	—

	(603.8)	(607.2)	(0.8)	(0.5)

Borrowing costs - refer Note 1(3)
Interest paid/payable:
• Controlled entities	—	—	(92.2)	(96.8)
• Finance charges on leased assets	(4.7)	(6.3)	—	—
• Other persons	(138.4)	(143.8)	(87.6)	(74.9)

Interest capitalised - refer Note 1 (10)	4.5	0.3	—	—
	(138.6)	(149.8)	(179.8)	(171.7)

Other borrowing costs	(6.8)	(6.5)	—	(4.3)

Total borrowing costs	(145.4)	(156.3)	(179.8)	(176.0)

Other

Bad debts written off:
• Trade debtors	6.2	(1.0)	—	0.1

Provisions:
• Employee entitlements and directors’ retiring allowances	(106.0)	(149.3)	(1.6)	(1.5)
• Doubtful debts	(1.1)	(18.2)	—	—
• Diminution in value of inventories	5.4	(23.1)	—	—
• Insurance/workers’ compensation and other claims	(26.0)	(40.4)	—	—
• Onerous Contracts	(12.8)	—	—	—
• Restructuring	(57.0)	(41.1)	—	(1.5)

Lease rentals
• Operating leases	(65.0)	(72.8)	—	(1.7)

Net profit on disposal of non-current assets	34.7	20.9	—	—

Net foreign exchange gains / (losses)	4.8	2.4	(50.3)	105.4

Note 4.  SIGNIFICANT ITEMS

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Significant items before income tax

PET business integration and restructure	(19.9)	—	—	—

Flexibles’ market sector rationalisation	(69.3)	—	—	—

Write-down residual assets of the former Twinpak group	(10.6)	—	—	—

Restructuring expenses consequent upon the acquisition of the PET and Closures businesses from Schmalbach-Lubeca	—	(86.7)	—	—

Significant items before income tax	(99.8)	(86.7)	—	—

Related income tax on significant items (where applicable)

Income tax benefit on Flexibles’ market sector rationalisition	2.4	—	—	—

Income tax benefit on write-down of residual assets of the former Twinpak group	2.8	—	—	—

Income tax benefit on the restructuring expenses consequent upon the acquisition of the PET and Closures businesses from Schmalbach-Lubeca	—	16.6	—	—

Income tax on significant items	5.2	16.6	—	—

SIGNIFICANT ITEMS AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	(94.6)	(70.1)	—	—

Note 5.  INCOME TAX EXPENSE

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Prima facie income tax expense calculated at 30% rate of tax on profit from ordinary activities	(141.5)	(146.6)	(39.3)	(82.7)

(Add) / deduct the tax effect of:

• Effect of different overseas tax rates	(6.9)	(6.2)	—	—

• Tax rebate on dividends from investments	—	—	11.2	13.4

• Capital structures and PACRS	71.9	71.6	—	—

• Amortisation / write down of goodwill	(25.7)	(27.9)	—	—

• (Under) / over provision in prior years	9.3	14.3	1.7	2.4

• Income tax benefit related to current and deferred tax transactions of the wholly-owned subsidiaries in the tax consolidated group	—	—	20.5	11.4

• Recovery of income tax expense under the tax sharing agreement	—	—	55.8	38.4

• Tax loss utilisation	22.9	8.1	—	—

• Significant items	(25.0)	(9.4)	—	—

• Other	(16.3)	(14.4)	(3.0)	3.5

Individually significant income tax items
• Net deferred tax balances transferred to the company from wholly owned subsidiaries upon implementation of Tax Consolidation	—	—	—	(111.6)

TOTAL INCOME TAX (EXPENSE) / BENEFIT	(111.3)	(110.5)	46.9	(125.2)

The balance of the franking account as at 30 June 2004 was nil (2003 nil) after taking into account the payment of income tax payable at that date and any franking credits included therein which may not be distributable in the following year.

Note 6.  CASH ASSETS

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

CURRENT ASSETS

Cash on hand and at bank	127.6	117.0	7.5	6.5
Deposits at call	3.4	24.5	—	—

TOTAL CASH ASSETS	131.0	141.5	7.5	6.5

Note 7.  RECEIVABLES

Trade Debtors	1,283.4	1,163.4	—	—

Provision for doubtful debts	(51.6)	(59.8)	—	—

	1,231.8	1,103.6	—	—

Other debtors	157.5	279.6	74.9	28.7

Prepayments	127.1	105.2	40.7	24.4

Other loans	17.7	16.1	—	—

Short-term deposits	17.3	20.5	—	—

Amounts owing by controlled entities	—	—	7,987.7	5,897.7

TOTAL CURRENT RECEIVABLES	1,551.4	1,525.0	8,103.3	5,950.8

Note 8.  INVENTORIES

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

At cost:
Raw materials and stores	550.5	493.3	—	—
Provision for diminution in value	(34.1)	(31.0)	—	—

	516.4	462.3	—	—

Work in progress	143.8	151.5	—	—
Provision for diminution in value	(5.7)	(4.2)	—	—

	138.1	147.3	—	—

Finished goods	731.7	695.5	—	—
Provision for diminution in value	(32.5)	(36.9)	—	—

	699.2	658.6	—	—
At net realisable value:
Raw materials	3.7	5.3	—	—
Finished goods	12.2	10.5	—	—

	15.9	15.8	—	—

TOTAL INVENTORIES	1,369.6	1,284.0	—	—

Note 9.  RECEIVABLES

NON-CURRENT ASSETS

Loans to executive directors, officers and employees in the full time employment of the companies: (1)

• Directors of Amcor Limited	1.1	1.1	1.1	1.1
• Directors of controlled entities	0.1	0.4	0.1	0.4
• Other employees	34.0	34.1	33.9	33.4

Other loans	46.6	25.5	6.7	—

TOTAL NON-CURRENT RECEIVABLES	81.8	61.1	41.8	34.9

(1)                                  Loans to executive directors, officers and employees in the full time employment of the company or its controlled entities are made in accordance with:

•                                          the scheme for the provision of housing and other loans to employees of the company or its controlled entities approved by shareholders on 19 September 1980; and

•                                          the scheme to provide financial assistance to enable executive directors and employees of the company or its controlled entities to purchase shares in the company as approved by Amcor Limited shareholders on 29 January 1985 (as subsequently amended).

Note 10.  OTHER FINANCIAL ASSETS

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Investments in companies listed on stock exchanges at cost:	4.5	4.5	—	—

Investments in companies not listed on stock exchanges at cost:	8.4	17.0	—	—

	12.9	21.5	—	—

Shares in controlled entities (refer Note 36):
• At cost	—	—	3,647.9	3,558.3

TOTAL OTHER FINANCIAL ASSETS	12.9	21.5	3,647.9	3,558.3

Note 11.  PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Land:
• At cost	233.6	234.3	—	—

	233.6	234.3	—	—

Land improvements:
• At cost	20.6	15.6	—	—

Accumulated depreciation	(3.7)	(2.6)	—	—

	16.9	13.0	—	—

Buildings:
• At cost	772.3	687.3	—	—

Accumulated depreciation	(120.8)	(79.5)	—	—

	651.5	607.8	—	—

Plant and equipment
• At cost	7,371.0	6,329.8	7.6	3.2

Accumulated depreciation	(3,642.2)	(3,036.6)	(2.0)	(1.5)

	3,728.8	3,293.2	5.6	1.7

Leased assets:
• Finance leases	150.4	167.9	—	—

Accumulated depreciation	(36.2)	(20.6)	—	—

	114.2	147.3	—	—

TOTAL PROPERTY, PLANT AND EQUIPMENT	4,745.0	4,295.6	5.6	1.7

As at 30 June 2003, the Directors carried out a valuation of the consolidated entity’s land, land improvements and buildings based on independent valuations (Jones Lang LaSalle) and carrying value assessments. The valuation was carried out on the basis of existing use, resulting in an aggregate valuation of $981.1 million compared with net book value of land, land improvements and buildings at 30 June 2003 of $855.1 million.

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment

	CONSOLIDATED
2004 $million
	Land	Land Improvements	Buildings	Plant & equipment	Finance leases	TOTAL

Carrying amount at 30 June 2003	234.3	13.0	607.8	3,293.2	147.3	4,295.6

Additions	2.6	—	27.6	673.2	104.0	807.4

Disposals	(16.0)	(1.4)	(21.7)	(20.3)	(8.7)	(68.1)

Depreciation/amortisation	—	(0.8)	(25.8)	(432.8)	(13.2)	(472.6)

Acquisitions of businesses and controlled entities	13.0	0.5	33.4	141.2	—	188.1

Disposal of businesses and controlled entities	—	—	—	(0.2)	—	(0.2)

Foreign exchange fluctuations on translation of overseas controlled entities	0.9	—	0.9	(6.3)	(0.7)	(5.2)

Transfers	(1.2)	5.6	29.3	80.8	(114.5)	—

Carrying amount at 30 June 2004	233.6	16.9	651.5	3,728.8	114.2	4,745.0

	AMCOR LIMITED
2004 $million
	Land	Land Improvements	Buildings	Plant & equipment	Finance leases	TOTAL

Carrying amount at 30 June 2003	—	—	—	1.7	—	1.7

Additions	—	—	—	4.4	—	4.4

Depreciation/amortisation	—	—	—	(0.5)	—	(0.5)

Carrying amount at 30 June 2004	—	—	—	5.6	—	5.6

Note 12.  INTANGIBLES

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Goodwill at cost	2,652.4	2,425.4	—	—
Other intangibles at cost	53.0	38.6	5.3	—

Accumulated amortisation/ write-downs	(642.7)	(507.1)	(0.3)	—

TOTAL INTANGIBLES	2,062.7	1,956.9	5.0	—

Note 13.  DEFERRED TAX ASSETS

Deferred tax assets comprise the estimated future benefit at the applicable rate on the following items:

Tax losses carried forward	94.0	53.9	—	—

Timing differences	144.8	145.5	100.0	96.9

	238.8	199.4	100.0	96.9

Potential further future income tax benefits of the consolidated entity relating to accumulated tax-effected losses at balance date of $232.1 million (2003 $279.7 million) are not included in the above. These benefits will only be obtainable if:

• the entities derive future assessable income of a nature and amount sufficient to enable the benefit of the deductions to be realised;

• the entities continue to comply with the conditions for deductibility imposed by income tax law; and

• changes in income tax legislation do not adversely affect the ability of the entities to realise the benefits of the deductions.

Note 14.  OTHER NON-CURRENT ASSETS

Supply contract deposits	26.6	28.7	—	—
Unamortised borrowing costs	13.1	8.1	13.1	8.1
Other non-current assets	53.5	40.5	0.3	0.2

	93.2	77.3	13.4	8.3

Note 15.  PAYABLES

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m
CURRENT LIABILITIES

Unsecured creditors
Trade creditors	1,230.0	1,078.0	6.2	0.5
Other creditors and accruals	601.1	568.0	28.9	27.4

TOTAL CURRENT PAYABLES	1,831.1	1,646.0	35.1	27.9

Note 16.  INTEREST BEARING LIABILITIES

Secured borrowings:
Bank overdrafts	(1	)(2)	0.3	0.2	—	—
Bank loans	(3)		0.6	6.5	—	—
Other loans	(2)		0.3	5.5	—	—

Unsecured borrowings:
Bank overdrafts	(1)		26.9	115.7	—	—
Commercial paper	(4)		186.3	108.4	41.8	41.1
Bank loans	(5)		501.9	626.7	115.8	186.0
Other loans			10.0	6.9	—	—
Amounts owing to controlled entities			—	—	4,689.0	3,080.0

Lease liabilities			2.2	139.5	—	—
TOTAL CURRENT INTEREST BEARING LIABILITIES			728.5	1,009.4	4,846.6	3,307.1

(1)

The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $95.5 million (2003 $275.5 million).  As at 30 June 2004 the unused portions of the facilities were $68.3 million (2003 $159.6 million). The bank overdrafts are payable on demand and are subject to annual review.

(2)	These bank overdrafts/loans are secured by a charge over assets of certain controlled entities.

(3)

Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $54.9 million (2003: $77.3 million).  The carrying value of the pledged property is $54.5 million (2003: $87.1million)

(4)	Borrowings in commercial paper markets include:

Promissory Note Facility

An uncommitted promissory note facility of $600 million. This facility continues indefinitely until terminated by giving prior written notice to the dealer panel.

As at 30 June 2004, there were nil promissory notes outstanding (2003 $41.1 million).

Euro-Commercial Paper/Medium Term Note Program

A US$200 million non-underwritten facility under which commercial paper and medium term notes can be issued into the Asian and European capital markets.  As at 30 June 2004, there were nil euronotes outstanding (2003 nil).

US Commercial Paper Program

An uncommitted commercial paper program of US$200 million. As at 30 June 2004, A$186.3 million of commercial paper was outstanding with an average maturity of 40 days (2003 A$67.3 million).

(5)	Relates to various bank borrowings including:

Amcor Limited and Amcor Finance (USA) Inc - US$350 million multi-currency facility maturing in September 2004.  Drawings under this facility bear interest at BBSY or LIBOR plus an applicable credit margin (2003 US$297.2 million).

Note 17.  CURRENT TAX LIABILITIES

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Income Tax	77.4	74.1	23.6	42.7

Note 18.  PROVISIONS

Current
Dividends/Distributions	8.8	8.8	—	—
Employee Entitlements	159.2	142.8	2.9	2.4
Insurance and Other Claims	71.0	67.0	—	—
Onerous Contracts	9.6	4.2	—	—

Amcor Flexibles Restructuring	56.8	9.9	—	—
Amcor PET/Amcor Closures Restructuring	8.5	31.3	—	—
Other Business Groups Restructuring	25.8	32.2	—	—
Total Restructuring Provisions	91.1	73.4	—	—

Total Current Provisions	339.7	296.2	2.9	2.4

Non-Current
Employee Entitlements	74.2	80.3	4.5	3.7
Onerous Contracts	7.8	10.0	—	—
Insurance and Other Claims	3.3	1.6	—	—

Amcor Flexibles Restructuring	6.3	8.9	—	—
Amcor PET/Amcor Closures Restructuring	0.3	4.6	—	—
Total Restructuring Provisions	6.6	13.5	—	—

Total Non-Current Provisions	91.9	105.4	4.5	3.7

TOTAL PROVISIONS	431.6	401.6	7.4	6.1

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m
Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits are set out below:

Dividends/Distributions

Carrying amount at beginning of year	8.8	123.0	—	115.2
Adjustment on adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	(115.2)	—	(115.2)
Provisions made during the year:
Final dividend 2003	127.6	115.2	127.6	115.2
Interim dividend 2004	139.7	125.3	139.7	125.3
PACRS distribution	52.4	52.3	—	—
Payments made during the year	(319.7)	(291.8)	(267.3)	(240.5)

Carrying amount at end of year	8.8	8.8	—	—

Insurance and Other Claims

Current
Carrying amount at beginning of year	67.0	47.9
Provisions made during the year	24.3	40.4
Payments made during the year	(19.5)	(21.3)
Other movements	(0.8)	—
Carrying amount at end of year	71.0	67.0

Non-Current
Carrying amount at beginning of year	1.6	1.8
Provisions made during the year	1.7	—
Other movements	—	(0.2)
Carrying amount at end of year	3.3	1.6

Onerous Contracts

Current
Carrying amount at beginning of year	4.2	—
Adjustment on adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	10.1
Provisions made during the year	12.8	—
Payments made during the year	(9.6)	(5.9)
Transfers from non current	2.2	—
Carrying amount at end of year	9.6	4.2

Non-Current
Carrying amount at beginning of year	10.0	—
Adjustment on adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	10.0
Transfers to current	(2.2)	—
Carrying amount at end of year	7.8	10.0

	CONSOLIDATED
	2004	2003

Amcor Flexibles Restructuring

Current
Carrying amount at beginning of year	9.9	49.9
Provisions made during the year	45.9	3.8
Payments made during the year	(10.3)	(67.9)
Business acquisitions	11.3	0.9
Transfer from non current	—	23.3
Other movements	—	(0.1)
Carrying amount at end of year	56.8	9.9

Non-Current
Carrying amount at beginning of year	8.9	38.9
Provisions made during the year/(provisions released)	(0.2)	—
Payments made during the year	(2.4)	(7.0)
Transferred to current	—	(23.3)
Other movements	—	0.3
Carrying amount at end of year	6.3	8.9

Amcor PET/Amcor Closures Restructuring

Current
Carrying amount at beginning of year	31.3	0.2
Provisions made during the year/(provisions released)	(7.3)	4.3
Payments made during the year	(16.1)	(27.2)
Business acquisitions	—	55.7
Business disposals	—	(3.4)
Other movements	0.6	1.7
Carrying amount at end of year	8.5	31.3

Non-Current
Carrying amount at beginning of year	4.6	—
Provisions made during the year/(provisions released)	(1.4)	17.5
Payments made during the year	(2.9)	(47.5)
Business acquisitions	—	35.4
Other movements	—	(0.8)
Carrying amount at end of year	0.3	4.6

Other Business Groups Restructuring

Current
Carrying amount at beginning of year	32.2	28.3
Provisions made during the year	20.0	15.5
Payments made during the year	(26.7)	(11.3)
Business acquisitions	—	(0.3)
Other movements	0.3	—
Carrying amount at end of year	25.8	32.2

Note 19.  PAYABLES

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m
NON-CURRENT LIABILITIES

Unsecured creditors:
Other creditors	13.2	0.1	—	—

TOTAL NON-CURRENT PAYABLES	13.2	0.1	—	—

Note 20.  INTEREST BEARING LIABILITIES

Secured borrowings:
Bank loans (1)	9.0	11.5	—	—

Unsecured borrowings:
Bank loans (2)	303.7	222.3	128.1	—
US$ Notes (3)	723.7	748.9	723.7	748.9
Eurobond (4)	612.0	—	612.0	—
Other loans	30.1	10.0	—	—

Lease liabilities	97.7	10.9	—	—

TOTAL NON-CURRENT INTEREST-BEARING LIABILITIES	1,776.2	1,003.6	1,463.8	748.9

Reconciliation of Consolidated Net Debt

• Current - refer Note 16	728.5	1,009.4
• Non-current - refer above	1,776.2	1,003.6

Total interest bearing liabilities	2,504.7	2,013.0

• Cash assets - refer Note 6	(131.0)	(141.5)
• Short-term deposits - refer Note 7	(17.3)	(20.5)

Net Debt	2,356.4	1,851.0

(1)

Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $10.8 million (2003: $12.0 million).  The carrying value of the pledged property is $11.7 million (2003: $12.9 million).

(2)		Principally relates to bank borrowings in:

•

Amcor Finance (New Zealand) Limited - A$50.6 million (2003 A$45.6 million) drawn under NZ$100 million revolving cash advance facility maturing in 2006.  This facility bears interest at the bank bill rate plus an applicable credit margin.

•

Amcor Packaging (USA) Inc Group - A$116 million (2003 A$116 million) fully-drawn under an Australian dollar bill facility maturing in October 2006. The amount drawn under this facility bears interest at BBSY plus a credit margin and has been converted to Canadian dollars 103.9 million under a cross-currency and interest rate swap.

•

Amcor Limited - A$128.2 million (2003 A$46.2 million) drawn under a US$1,000 million globa syndicated multi-currency facility term-tranche of US$650 million maturing June 2008.  Drawings are in various currencies and bear interest at the applicable LIBOR rate plus a credit margin.

(3)

Represents US$500 million Amcor Limited senior unsecured guaranteed notes issued in the United States Private Placement market.  The notes have final bullet maturities of seven to 15 years. Interest on these notes is payable semi-annually.

(4)		Represents EUR350 million Amcor Limited Eurobond notes issued in the Eurobond market. The notes have a maturity of seven years and pay an annual coupon of 4.25%.

Note 21.  UNDATED SUBORDINATED CONVERTIBLE SECURITIES

		CONSOLIDATED		AMCOR LIMITED
		2004	2003	2004	2003
		$m	$m	$m	$m

1997 issue of 7.25% Undated Subordinated Convertible Unsecured Notes - refer Note 1(15)	(1)	332.3	344.5	332.3	344.5

1994 issue of 6.5% Undated Subordinated Convertible Unsecured Notes	(2)	—	101.7	—	101.7

TOTAL UNDATED SUBORDINATED CONVERTIBLE SECURITIES		332.3	446.2	332.3	446.2

(1)

Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Shares, representing four ordinary shares of the company, at the rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted depending on the market price at the date of conversion.  The market price at date of conversion is the last bid price of the Nasdaq National Market on the date of conversion.  The notes were convertible from 19 November 1996 and may be converted until 19 November 2006.

These notes have no maturity dates, are only redeemable after 19 November 2006, and then only at Amcor Limited’s option, and are subordinated to all other obligations of the company save for issued capital.  Interest on these notes is payable semi-annually.

During the year ended 30 June 2004, 4,000 notes were converted to ordinary shares (2003 3,755).

(2)

Original issue of 16,100,000 notes of $9.35 convertible into 1.27 ordinary shares for each note converted. The notes were convertible between 1 July 1995 and 31 October 2003 and could be redeemed after that date at Amcor Limited’s option.

During the year ended 30 June 2004, 10,661,955 notes were converted to ordinary shares and the remaining balance of 210,467 notes were redeemed.

EQUITY

Note 22.  CONTRIBUTED EQUITY

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Issued and paid-up:
877,949,796 ordinary shares (2003 - 848,223,877)	2,755.2	2,538.6	2,755.2	2,538.6

1,792,000 partly paid ordinary shares (2003 - 2,267,000)	0.1	0.1	0.1	0.1

6,099,087 perpetual Amcor convertible reset securities (2003 - 6,099,087)	596.6	596.6	—	—

TOTAL CONTRIBUTED EQUITY	3,351.9	3,135.3	2,755.3	2,538.7

	2004		2003
	No. ‘000	$m	No. ‘000	$m

Fully Paid Ordinary Shares

Balance at beginning of year	848,224	2,538.6	822,601	2,376.1
Issue of shares under the employee share purchase plan	1,698	7.5	3,266	13.3
Issue of shares to employees in lieu of bonus payments	259	1.4	314	2.3
Exercise of options under the employee share/option plan	2,372	13.2	2,825	15.0
Calls on partly paid shares	475	3.3	640	4.6
Dividend Reinvestment Plan	11,339	94.7	13,935	112.7
Conversion of convertible securities	13,583	99.9	4,643	34.4
Institutional equity placement costs	—	—	—	(16.1)
Employee share/option plan costs	—	(3.4)	—	(3.7)

Balance at end of year	877,950	2,755.2	848,224	2,538.6

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Partly Paid Ordinary Shares

Balance at beginning of year	2,267	0.1	2,907	0.1
Converted to fully paid ordinary shares	(475)	—	(640)	—

Balance at end of year	1,792	0.1	2,267	0.1

The partly paid ordinary shares comprise 1,215,000 (2003 1,570,000) shares paid to 5 cents and 577,000 (2003 697,000) shares paid to 1 cent under the Employee Share/Option Plan.  The aggregate uncalled capital of $12.0 million (2003 $15.3 million) will be brought to account when these shares are fully paid.

	CONSOLIDATED		CONSOLIDATED
	2004		2003
	No. ‘000	$m	No. ‘000	$m

Perpetual Amcor Convertible Reset Securities (PACRS)

PACRS	4,000	389.2	4,000	389.2

PACRS2	2,099	207.4	2,099	207.4

Balance at end of year	6,099	596.6	6,099	596.6

PACRS are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes.  Non-cumulative interest is paid semi-annually on the initial PACRS at a coupon rate of 8.5733% and on the PACRS2 at a coupon rate of 8.57% per annum which are fixed until the first reset dates - 30 April 2006 for PACRS and 30 April 2007 for PACRS2.

On the reset dates holders may convert some or all outstanding PACRS into ordinary shares calculated with reference to the conversion discount.  The issuer may convert some or all of the outstanding PACRS at any time in the six months before a reset date.  Coupon rates, conversion terms and the conversion discount are able to be reset by the issuer on the reset date.

Note 23.  RESERVES

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

ASSET REVALUATION

Balance at beginning of year	144.4	144.4	40.9	40.9

Transfer to retained profits amounts now realised	(7.5)	—	—	—

Balance at end of year	136.9	144.4	40.9	40.9

EXCHANGE FLUCTUATIONS

Balance at beginning of year	(355.2)	(71.1)	—	—

Net exchange differences relating to self-sustaining foreign operations	(65.4)	(285.6)	—	—

Transfer to retained profits amounts now realised	(65.5)	1.5	—	—

Balance at end of year	(486.1)	(355.2)	—	—

TOTAL RESERVES	(349.2)	(210.8)	40.9	40.9

Note 24.  RETAINED PROFITS

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Balance at beginning of year	1,515.3	1,348.6	2,339.6	2,314.9

Net profit attributable to members of the parent entity	345.7	361.3	178.0	150.3

Aggregate of amounts transferred from reserves	73.0	(1.5)	—	—

Net decrease in retained profits on initial adoption of:
Revised AASB 1028 ‘Employee Benefits’	—	(1.5)	—	—
AASB 1044 ‘Provisions, Contingent Liabilites and Contingent Assets’	—	101.5	—	115.2

Final dividend paid 1 October 2003
• 15.0 cents per share 40% franked at 30% tax rate	(127.6)	(115.5)	(127.6)	(115.5)
Interim dividend paid 31 March 2004
• 16.0 cents per share 40% franked at 30% tax rate	(139.7)	(125.3)	(139.7)	(125.3)

Distribution paid on PACRS:
• Coupon rate of 8.5733% on $400 million from I July 2003 to 30 April 2004	(28.7)	(28.6)	—	—
Distribution accrued on PACRS:
• Coupon rate of 8.5733% on $400 million from 1 May 2004 to 30 June 2004	(5.7)	(5.7)	—	—
Distribution paid on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 July 2003 to 30 April 2004	(15.0)	(15.0)	—	—
Distribution accrued on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 May 2004 to 30 June 2004	(3.0)	(3.0)	—	—

TOTAL RETAINED PROFITS	1,614.3	1,515.3	2,250.3	2,339.6

Note 25.  OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Share capital	41.5	161.4	—	—
Reserves	15.6	15.6	—	—
Retained profits	33.5	19.0	—	—

TOTAL OUTSIDE EQUITY INTERESTS	90.6	196.0	—	—

Note 26.  TOTAL EQUITY RECONCILIATION

Total equity at beginning of year	4,635.8	4,566.9	4,919.2	4,732.0

Total changes in equity from non-owner related transactions attributable to members of the parent entity	280.3	175.7	178.0	265.5

Transactions with owners as owners:

Contributions of equity (Note 22)	220.0	166.2	220.0	166.2
Employee share plan costs (Note 22)	(3.4)	(3.7)	(3.4)	(3.7)
Dividends and distributions (Note 24)	(319.7)	(293.1)	(267.3)	(240.8)

Total changes in outside equity interests (Note 25)	(105.4)	23.8	—	—

TOTAL EQUITY AT END OF YEAR	4,707.6	4,635.8	5,046.5	4,919.2

COMMITMENTS FOR EXPENDITURE

Note 27.  CAPITAL EXPENDITURE COMMITMENTS

Capital expenditure for plant and equipment contracted but not provided for and payable:

• Not later than one year	121.5	128.7	—	—
• Later than one year but not later than five years	—	54.2	—	—

TOTAL CAPITAL EXPENDITURE COMMITMENTS	121.5	182.9	—	—

Note 28.  LEASE COMMITMENTS

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

FINANCE LEASES

Lease expenditure contracted and provided for:

• Not later than one year	2.3	139.7	—	—
• Later than one year but not later than five years	24.2	6.5	—	—
• Later than five years	73.5	4.4	—	—

Minimum lease payments	100.0	150.6	—	—
Less: Future finance charges	(0.1)	(0.2)	—	—

TOTAL FINANCE LEASE LIABILITY	99.9	150.4	—	—

Current lease liabilities - refer Note 16	2.2	139.5	—	—

Non-current lease liabilities - refer Note 20	97.7	10.9	—	—

	99.9	150.4	—	—

The consolidated entity leases equipment under finance leases expiring from one to 11 years.  At the end of the lease term the consolidated entity has the option to purchase the equipment at an agreed residual value.

OPERATING LEASES

Lease expenditure contracted but not provided for and payable:

• Not later than one year	123.0	142.0	1.0	0.8
• Later than one year but not later than five years	357.0	455.1	2.4	2.0
• Later than five years	166.4	373.7	—	—

TOTAL OPERATING LEASE COMMITMENTS	646.4	970.8	3.4	2.8

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases.  Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Note 29.  OTHER EXPENDITURE COMMITMENTS

Expenditure contracted but not provided for covering supplies and services to be provided:

• Not later than one year	25.8	14.2	—	—
• Later than one year but not later than five years	27.8	6.6	—	—
• Later than five years	22.2	18.1	—	—

TOTAL OTHER EXPENDITURE COMMITMENTS	75.8	38.9	—	—

Note 30.  CONTINGENT LIABILITIES

Details of contingent liabilities where the probability of future payments is not considered remote are set out below.

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$m	$m	$m	$m

Contingent liabilities arising in respect of guarantees (1)	—	100.3	1,220.6	1,534.4

TOTAL CONTINGENT LIABILITIES	—	100.3	1,220.6	1,534.4

(1)  Comprises mainly guarantees given by Amcor Limited in respect of certain borrowings principally in wholly owned subsidiaries.

Details of other contingent liabilities, which although considered remote, the directors consider should be disclosed are set out below.  The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

•  Amcor Ltd has indemnified the PaperlinX Limited Group in relation to potential taxation and workcover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at 31 March 2000.

•  Under the terms of the ASIC Class Order 98/1418 (as amended) dated 13 August 1998, which relieved certain wholly-owned subsidiaries from the requirement to prepare audited financial statements, Amcor Limited and certain wholly-owned subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 36(1).  No liabilities subject to the Deeds of Cross Guarantee at 30 June 2004 are expected to arise to Amcor Limited and subsidiaries as all such subsidiaries were financially sound and solvent at that date.

•  Amcor Limited was granted by the High Court of Australia special leave to appeal against the decision of the Full Bench o the Federal Court which found that certain former employees of Amcor Limited (who were transferred to PaperlinX Limited as part of the demerger of Amcor Limited and PaperlinX Limited) were entitled to receive severance payments due to the court finding that a technical termination of those employees had occurred. The appeal was heard by the High Court on 4 August 2004. The decision on the appeal is pending. Upon legal advice, the Directors are of the opinion that no provision is required.

Note 31.  AUDITORS’ REMUNERATION

	CONSOLIDATED		AMCOR LIMITED
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Audit services:
Auditors of the company - KPMG:
Audit and review of financial reports	7,237	5,686	814	760

Other auditors of the company:
Audit and review of financial reports	—	2,254	—	—

Other services:
Auditors of the company - KPMG:
Taxation services	1,157	1,606	345	288
Completion audits and acquisition/equity raising due diligence	82	208	—	—
Other assurance services	2,776	862	598	292
	4,015	2,676	943	580
Other auditors of the company:
Taxation services	—	12,085	—	—
Completion audits and acquisition/equity raising due diligence	—	2,860	—	—
Other assurance services	—	182	—	—
	—	15,127	—	—

Note 32 DIRECTORS AND EXECUTIVES DISCLOSURES

Directors

The following persons were directors of Amcor Limited during the financial year:

C I Roberts - Chairman

R H Jones - Managing Director and Chief Executive Officer

E A Alexander

D C K Allen

R K Barton

T C Bergman

G J Pizzey

G A Tomlinson

T C Bergman resigned from the position of non-executive director on 23 October 2003.

G J Pizzey was appointed as a non-executive director on 23 September 2003.

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the five executives with the greatest authority for the strategic direction and management of the consolidated entity (‘specified executives’) during the financial year:

Name	Position	Employer

W P Day	Executive General Manager Finance	Amcor Limited
L J Lachal	Executive General Manager Operations	Amcor Limited
G S James	Chief Executive Officer - Amcor Flexibles	Amcor Europe Group Management
W J Long	President, Amcor PET Packaging	Amcor PET Packaging USA Inc
I Wilson	Strategic Development Director	Amcor Limited

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

The objective of the company’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered.  The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward.  The directors ensure that executive reward satisfies the following key criteria for good reward governance practices:

• competitiveness and reasonableness

• acceptability to shareholders

• performance linkage/alignment of executive compensation

• transparency

• capital management.

In consultation with external remuneration consultants, the company has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholders’ interests:

• focuses on sustained growth in share price and delivering constant return on assets as well as focussing the executive on key non-financial drivers of value

• attracts and retains high calibre executives.

Alignment to program participants’ interests:

• rewards capability and experience

• reflects competitive reward for contribution to shareholder growth

• provides a clear structure for earning rewards

• provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives.  As executives gain seniority within the consolidated entity, the balance of this mix shifts to a higher proportion of “at risk” rewards.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors.  Non-executive directors’ fees and payments are reviewed annually by the Board.  The Board also has agreed to the advice of independent remuneration consultants to ensure non-executive directors’ fees and payments are appropriate and in line with the market.  The Chairman’s fees are determined independently to the fees of non-executive directors based on comparative roles in the external market.  The Chairman is not present at any discussions relating to determination of his own remuneration.  Non-executive directors do not receive share options.  Each year non-executive directors receive a percentage of their remuneration in Amcor Limited shares, which are acquired on-market.  A minimum of 20% of remuneration has been allocated in this way since shareholders approved this arrangement on 22 October 1999.

Directors’ fees

The current base remuneration was last reviewed with effect from 1 July 2003.  The Chairman’s remuneration is inclusive of committee fees while non-executive directors who chair or are members of any committees receive additional yearly fees.  An additional fee is also payable to the non-executive director who chairs the Amcor Superannuation Fund.

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders.

Retirement allowances for directors

On 1 August 2003, the Board resolved to remove retirement allowances for non-executive directors appointed after that date.

Executive pay

The executive pay and reward framework has four components:

• base pay and benefits

• short-term performance incentives

• long-term incentives through participation in option plans, and

• other remuneration such as superannuation.

The combination of these comprises the executive’s total remuneration.  The company intends to continue its long term option plan for executives during the year ended 30 June 2005.

Base pay

Base pay is structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-monetary benefits at the executives’ discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.  External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role.  Base pay for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market.  An executive’s pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any senior executives’ contracts.

Benefits

Executives receive benefits including health insurance, car allowances and tax advisory services.

Retirement benefits

Retirement benefits are delivered under superannuation funds.  These funds currently provide defined benefits based on years of service and final average salary and/or accumulation type benefits.

Short-term incentives

A pool of short-term incentive (STI) is available for executives for allocation during the annual review subject to achievement of company and/or personal objectives.  Incentives (bonuses) are payable in cash on 30 September each year.  Using a profit target as one of the performance triggers ensures a significant portion of this variable reward is only available when value has been created for shareholders and when profit is consistent with the business plan.  The incentive pool is leveraged for performance above the threshold to provide an incentive for executive out-performance.

Each executive has a target STI opportunity depending on the accountabilities of the role and impact on organisation or business unit performance.  For senior executives the maximum target bonus opportunity is 100% of total base salary.

Each year, the Remuneration Committee considers the appropriate targets and key performance indicators (KPIs) to link the STI plan and the level of payout if targets are met.  This includes setting any maximum payout under the STI plan, and minimum levels of performance to trigger payment of STI.

For the year ended 30 June 2004, the KPIs linked to short term incentive plans were based on group, individual business and personal objectives.  The KPIs included reducing operating costs and achieving specific targets in relation to return on assets and profit after tax as well as other key, strategic non-financial measures linked to drivers of performance in future reporting periods.  These KPIs are generic across the senior executive team.

The short term bonus payments are adjusted up or down in line with under or over achievement against the target performance levels.

The STI target annual payment is reviewed annually.

Employee Option Plan

Information on the employee option plan is set out in Note 35.

Details of remuneration

Details of the remuneration of each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out in the following tables.

Directors of Amcor Ltd

	Primary
	Cash		Non-	Post-employment
	salary	Cash	monetary	Super-	Retirement	Share apprec.	Equity
($)	and fees	Bonus	benefits	annuation	benefits	Rights	Options	Shares	Total

C I Roberts	269,166		115,915	24,225	293,414				702,720
R H Jones	1,356,250	550,003	411,383	271,250			1,892,304	376,640	4,857,830
E A Alexander	128,799		35,249	11,592	109,222				284,862
D C K Allen	39,666		103,382		71,981				215,029
R K Barton	123,999		34,049	11,160	108,821				278,029
T C Bergman	33,926		9,430	3,053	18,950				65,359
G J Pizzey	107,101		29,129	5,250					141,480
G A Tomlinson	114,000		31,549	10,260	88,645				244,454
	2,172,907	550,003	770,086	336,790	691,033	—	1,892,304	376,640	6,789,763

Specified executives of the consolidated entity

	Primary
	Cash		Non-	Post-employment
	salary	Cash	monetary	Super-	Retirement	Share apprec.	Equity
($)	and fees	Bonus	benefits	annuation	benefits	Rights	Options	Shares	Total

W P Day	588,750	237,900	71,125	58,875			48,236	104,738	1,109,624
G S James	891,544	358,456	71,626	173,475			57,319		1,552,420
L J Lachal	601,250	231,800	57,828	96,200			23,355	237,138	1,247,571
W J Long	704,424	232,988	47,456	28,177		82,500	125,055		1,220,600
I G Wilson	676,471	312,255	241,060			100,533		104,738	1,435,057
	3,462,439	1,373,399	489,095	356,727	—	183,033	253,965	446,614	6,565,272

Service agreements

Remuneration and other terms of employment for the Managing Director and Chief Executive Officer, and the specified executives are formalised in service agreements.  Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowance and tax advisory services, and participation, where eligible, in the employee option plan.  Other major provisions of the agreements relating to remuneration are set out below.

R H Jones, Managing Director and Chief Executive Officer

• Term of agreement - unspecified

• Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $1,627,500, to be reviewed annually by the Remuneration Committee.

• Payment of termination benefit on early termination by the employer, other than for gross misconduct.  Notice period of 12 months applies.

W P Day - Executive General Manager Finance

• Term of agreement - unspecified

• Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $647,625, to be reviewed annually by the Remuneration Committee.

• Payment of termination benefit on early termination by the employer, other than for gross misconduct.  Notice period of 6 months applies.

L J Lachal - Executive General Manager Operations

• Term of agreement - unspecified

• Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $697,450, to be reviewed annually by the remuneration committee.

• Payment of termination benefit on early termination by the employer, other than for gross misconduct.  Notice period of 12 months applies.

W J Long - President, Amcor PET Packaging

• Term of agreement -unspecified

• Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $732,601, to be reviewed annually by the Remuneration Committee.

• Payment of termination benefit on early termination by the employer, other than for gross misconduct.  Notice period of 12 months applies.

G S James - Chief Executive Officer - Amcor Flexibles

• Term of agreement - unspecified

• Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $1,065,019, to be reviewed annually by the Remuneration Committee.

• Payment of termination benefit on early termination by the employer, other than for gross misconduct.  Notice period of 12 months applies.

I G Wilson - Strategic Development Director

• Term of agreement - 2 years 11 months commencing 1 February 2002

• Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $676,471, to be reviewed annually by the Remuneration Committee.

• Payment of termination benefit on early termination by the employer, other than for gross misconduct.  Notice period of 6 months applies for the remaining term of the agreement.

Share-based compensation - options

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry Date	Exercise Price	Value per option at grant date	Date exercisable
18-Aug-00	1-Oct-05	$5.67	$1.71	1-Oct-01, 1-Oct-02 & 1-Oct-03
14-Aug-02	30-Sep-08	$8.20	$1.72	1-Oct-04, 1-Oct-05 & 1-Oct-06
14-Sep-00	14-Sep-05	$5.16	$1.58	14-Sep-03
13-Sep-01	13-Sep-06	$6.02	$1.34	13-Sep-04
1-Nov-02	1-Jul-07	$7.30	$1.80	30-Sep-03
1-Nov-02	1-Jul-07	$7.30	$1.80	30-Sep-04
1-Nov-02	1-Nov-12	$8.20	$2.00	1-Nov-05
24-Mar-04	24-Mar-10	$7.87	$1.27	24-Mar-07

In 1985, the Company established the Executive Share/Option Plan (ESOP).

Options granted under the ESOP may be issued upon such terms and conditions as the Directors of the Company determine at the time.

Options issued under the ESOP aim to reward excellence and encourage executives to focus on improving the longer term performance of the company and options granted are subject to specific performance targets and conditions.

The options will be exercisable at a price equal to the closing share market price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a four day period up to and including the date of grant. Options are granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one for one basis.

Options are either exercisable at any time or vest after a three year restriction period during their term which may either be 5, 6 or 10 years after which time the options will lapse.  Internal regulations apply which preclude executives from exercising these options during periods leading upto the half yearly/annual profit announcements and the Annual General Meeting.

Share-based compensation

Under the Employee Share Purchase Plan, ordinary shares are issued to employees with more than twelve months service at the date of allotment in Australia, NZ, USA, Mexico, Argentina, UK, Canada, Belgium, Germany, Netherlands, Portugal, Switzerland, Spain, Ireland, Brazil, Sweden, Norway and Finland.

The number of shares to be offered depends upon the consolidated entity’s increase in earnings per share after goodwill amortisation and before significant items ( for the year ended 30 June, over those of the previous year on the following basis: an increase in earnings per share of less than 5% will result in no offer, from 5% to 10% an offer of 100 ordinary shares, from more than 10% to 15% an offer of 200 ordinary shares will be made and above 15% an offer of 300 ordinary shares will be made.  Shares have been issued at a 40% discount to the prevailing market price of Amcor shares and are funded by an interest-free loan from the consolidated entity (with the exception of senior executives who are not provided with the loan facility). Dividends on the shares are applied in repayment of the loan balance.  There is a three year holding restriction period from the date of allotment before the employee is able to sell the shares. The company retains a lien over the ordinary shares issued to secure the loan monies until the occurrence of a specified event such as retirement, death or payment in full.   The lien entitles the company to sell the shares and apply the proceeds to meet the balance of monies then owing.  In the event of a deficiency remaining after sale the company has no claim against the former executive or his or her estate for that amount.  The shares carry full dividend entitlements and voting rights.

Under the Senior Executive Retention Share Plan (“SERSP”), the Board may nominate certain senior executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year.  The number of shares issued is entirely at Amcor’s discretion.  The shares may not be disposed of by the employee for a restricted period of up to five years, unless the employee ceases employment three years after the shares were issued.  Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dimisssed during the restricted period for cause or poor performance.  The shares subject to the SERSP carry full dividend entitlements and voting rights.

If the employee leaves the company, the shares are sold and the proceeds are applied to discharge the loan or the loan is repaid by theemployee to retain ownership.

Equity instrument disclosures relating to directors and executives
Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Amcor Limited and each of the five specified executives of the consolidated entity are set out below.  When exercisable, each option is convertible into one ordinary share of Amcor Limited. Further information on the options is set out in Note 35.

Name	Number of options granted during the year	Number of options vested during the year

Directors of Amcor Limited
R H Jones	—	1,000,000

Specified executives of the consolidated entity
W P Day	250,000	nil
L J Lachal	200,000	24,000
W J Long	200,000	100,000
G S James	150,000	32,000
I G Wilson	nil	nil

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above.  Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2004 are listed in Note 35.

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Amcor Limited and each of the five specified executives of the consolidated entity are set out below.

Name	Date of exercise of options	Number of ordinary shares issued on exercise of options during the year

Directors of Amcor Limited
C I Roberts	nil	nil
R H Jones	nil	nil
E A Alexander	nil	nil
D C K Allen	nil	nil
R K Barton	nil	nil
T C Bergman	nil	nil
G J Pizzey	nil	nil
G A Tomlinson	nil	nil

Specified executives of the consolidated entity
W P Day	nil	nil
L J Lachal	9-Jul-03	157,900
W J Long	nil	nil
G S James	26-Aug-03	40,000
G S James	18-Sep-03	92,000
I G Wilson	nil	nil

The amounts paid per ordinary share by each specified executive on the exercise of options at the date of exercise were as follows:

Exercise date	Amount paid per share
9-Jul-03	$4.64
9-Jul-03	$6.47
9-Jul-03	$5.10
26-Aug-03	$6.47
18-Sep-03	$5.16
18-Sep-03	$5.10

Option Holdings

The number of options over ordinary shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the beginning of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Balance vested and not yet exercised at end of year

Directors of Amcor Limited

R H Jones	6,000,000	nil	nil	nil	6,000,000	3,000,000

Specified executives of the consolidated entity

W P Day	150,000	250,000	nil	nil	400,000	100,000
L J Lachal	181,900	200,000	(157,900)	nil	224,000	24,000
W J Long	350,000	200,000	nil	(6,000)	544,000	200,000
G S James	202,000	150,000	(132,000)	(6,000)	214,000	nil
I G Wilson	nil	nil	nil	nil	nil	nil

No options are vested and unexercisable at the end of the year.

Share holdings

The number of shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year

Directors of Amcor Limited
Ordinary shares

C I Roberts	80,998	—	33,423	114,421
R H Jones	297,223	—	84,541	381,764
E A Alexander *	21,434	—	4,824	26,258
D C K Allen	43,504	—	12,353	55,857
R K Barton	21,444	—	3,826	25,270
G J Pizzey	nil	—	6,408	6,408
G A Tomlinson	25,595	—	14,089	39,684

* E A Alexander also holds 50,000 partly paid shares paid to 5 cents

T C Bergman held 24,892 shares at the start of the year and retired as a Director during the year.

Specified executives of the consolidated entity
Ordinary shares
W P Day	47,684	—	11,768	59,452
L J Lachal *	321,467	157,900	(179,898)	299,469
W J Long	—	—	100	100
G S James	63,020	132,000	(124,660)	70,360
I G Wilson	61,985	—	100	62,085

* L J Lachal also holds 20,000 partly paid shares paid to 1 cent

Loans to directors and executives

Details of loans made to directors of Amcor Limited and the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

Aggregates for directors and specified executives

	Balance at the start of year year	Interest Paid and payable for the year	Interest not charged	Balance at end of year	Number in group at the end of the year
	$	$	$	$
Group

Directors of Amcor Limited	1,075,180	7,500	47,000	1,056,180	1
Specified executives of the consolidated entity (1)	357,219	782	nil	13,516	1

(1) Repaid $341,611 14 July 2003

Individuals with loans above $100,000 during the financial year

	Balance at the start of year year	Interest Paid and payable for the year	Interest not charged	Balance at end of year
	$	$	$	$
Name

R H Jones	1,075,180	7,500	47,000	1,056,180
L J Lachal (1)	357,219	782	nil	13,516

(1) Repaid $341,611 14 July 2003

Loans to directors and specified executives are repayable on cessation of employment, have interest charged at varying rates and are secured by holding locks on employee entitlements and securities.

The amounts shown for interest not charged in the tables above represent the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm’s-length basis.

No write-downs or allowances for doubtful receivables have been recognised in relation to any loans made to directors or specified executives.

Other transactions with directors and specified executives

Directors of Amcor Limited

Nil

Other transactions with directors and specified executives

Specified executives of the controlled entity

Essential Marketing is a company that supplies various marketing services to the consolidated entity.  The company is owned by the daughter of G S James, a specified executive.  Transactions are based on normal terms and conditions.

Aggregate amounts of the above transactions with specified executives of the consolidated entity:

	2004	2003
	$	$
Amounts recognised as expenses
Provision of goods supplied at cost and marketing services	510,326	433,000

Aggregate amounts payable to specified executives of the consolidated entity at balance date relating to the above types of other transactions:

2004
$

Current liabilities	63,515

		CONSOLIDATED		AMCOR LIMITED
		2004	2003	2004	2003
		$m	$m	$m	$m

Note 33.	SUMMARY OF EXPENSES

	Cost of sales	(8,589.7)	(8,786.8)	—	—

	Other expenses
	Sales and marketing expenses	(312.6)	(375.7)	—	—
	General and administration expenses	(1,015.3)	(1,105.8)	(95.2)	69.3
	Research and development costs	(46.4)	(44.8)	(0.7)	—

	Expenses from ordinary activities excluding borrowing costs	(9,964.0)	(10,313.1)	(95.9)	69.3

Note 34.                SEGMENT REPORT

Business Segment	Amcor Australasia		Amcor PET		Amcor Sunclipse		Amcor Flexibles		Amcor Asia		Amcor Rentsch/ Amcor Closures		Other		Inter segment eliminations		Consolidated
For the year ended 30 June	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue

External segment revenue	2,524.3	2,440.1	3,205.2	3,234.7	1,155.4	1,296.1	2,233.7	2,166.2	248.9	263.4	1,009.2	1,309.4	29.2	—	—	—	10,405.9	10,709.9
Inter-segment revenue	13.6	15.6	—	1.5	2.7	2.9	7.3	4.1	0.6	—	3.0	1.2	—	—	(27.2)	(25.3)	—	—
Total segment revenue	2,537.9	2,455.7	3,205.2	3,236.2	1,158.1	1,299.0	2,241.0	2,170.3	249.5	263.4	1,012.2	1,310.6	29.2	—	(27.2)	(25.3)	10,405.9	10,709.9
Other unallocated revenue																	175.0	248.1

Total revenue																	10,580.9	10,958.0

Result

Profit before interest, income tax, amortisation of goodwill and significant items	316.5	282.8	268.2	301.6	57.6	84.8	131.2	132.6	30.5	32.1	100.6	83.3	(73.5)	(56.8)			831.1	860.4

Profit before interest, tax and significant items	300.6	267.1	199.9	220.6	43.9	68.5	113.5	120.1	29.6	31.5	89.5	70.8	(73.5)	(57.0)			703.5	721.6

Net borrowing costs - refer Note 1(3)																	(132.2)	(146.3)

Profit from ordinary activities before income tax and significant items																	571.3	575.3

Significant items	—	—	(19.9)	(59.5)	—	—	(69.3)	—	—	—	—	(8.2)	(10.6)	(19.0)			(99.8)	(86.7)

Profit from ordinary activities before income tax																	471.5	488.6

Depreciation & amortisation	123.6	125.3	261.8	271.1	25.8	30.9	114.1	79.7	13.8	15.4	61.7	84.4	3.0	0.4			603.8	607.2

Other non-cash expenses	(3.2)	75.9	3.4	36.6	17.1	19.9	86.4	26.6	2.0	(0.3)	8.7	80.2	11.1	12.6			125.5	251.5

Segment assets	2,481.9	2,447.9	3,484.3	3,297.2	561.5	560.8	2,173.5	1,758.9	339.7	320.2	1,013.0	1,033.2	232.5	144.1			10,286.4	9,562.3

Segment liabilities	(726.2)	(738.7)	(797.8)	(649.6)	(192.7)	(189.4)	(717.9)	(501.0)	(63.9)	(62.7)	(232.7)	(232.4)	(342.9)	(539.7)			(3,074.1)	(2,913.5)

Unallocated corporate borrowings																	(2,504.7)	(2,013.0)

Total liabilities																	(5,578.8)	(4,926.5)

Capital expenditure	242.6	262.4	275.3	2,727.1	23.2	13.3	587.6	143.6	29.5	5.6	63.5	716.6	—	1.0			1,221.7	3,869.6

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items mainly comprise other revenue, interest-bearing loans and borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business Segments

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks and paper recycling.

Amcor PET

PET packaging for a broad range of products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products. The business also manufactures corrugated and other specialty product packaging including ‘point of sale’ displays.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications.

Amcor Asia

Tobacco carton packaging; closures for the beverage industry; flexible plastic packaging; corrugated boxes and fibre sacks for the food and industrial markets.

Amcor Rentsch/Closures

Specialty folding cartons for tobacco, confectionery and cosmetics; and plastic and metal caps and lids for a wide variety of applications.

Geographic Segment	Australasia		Europe		North America		Latin America		Asia		Consolidated
For the year ended 30 June	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Total Segment Revenue	2,524.3	2,440.1	3,852.3	4,005.3	3,120.2	3,519.4	632.0	462.6	277.1	282.5	10,405.9	10,709.9

Segment Assets	2,501.0	2,511.0	3,415.2	3,312.0	3,048.0	2,770.0	894.1	609.3	428.1	360.0	10,286.4	9,562.3

Capital expenditure	242.6	262.4	677.8	1,523.4	78.7	1,617.7	190.9	435.6	31.7	30.5	1,221.7	3,869.6

Segment Reporting

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.

The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments

			CONSOLIDATED		AMCOR LIMITED
		Note	2004	2003	2004	2003
			$m	$m	$m	$m
Note 35.	EMPLOYEE BENEFITS

	Aggregate liability for employee benefits, including on-costs:

	Current
	Other creditors and accruals		82.1	120.4	5.8	7.0
	Employee benefits provision	18	159.2	142.8	2.9	2.4
			241.3	263.2	8.7	9.4
	Non-Current
	Employee benefits provision	18	74.2	80.3	4.5	3.7
			74.2	80.3	4.5	3.7

			315.5	343.5	13.2	13.1

	Employee numbers		29,100	28,600	71	79

Included in the above employee benefits of the company and the consolidated entity are provisions relating to directors’ retiring allowances.  These provisions only relate to non-executive directors of Amcor Limited and are in accordance with the company’s Constitution and with agreements between the company and individual directors.

Employee Share Purchase Plan (‘ESPP’)

The Employee Share Purchase Plan is available to Australian, NZ, US, Mexican, Argentinian, UK, Canadian, Belgian, German, Dutch, Portuguese, Swiss, Spanish, Irish, Brazilian, Swedish, Norwegian and Finnish employees with more than twelve months service at the date of the allotment. The number of shares offered depends upon the company’s increase in earnings per share and is up to a maximum of 300 shares per employee.  Shares are currently issued at a 40% discount to the prevailing market price of Amcor shares and are funded by an interest-free loan from the company.  Dividends on the shares are applied in repayment of the loan balance.  If the employee leaves the company, the shares are sold and the proceeds are applied to discharge the loan.

On 10 February 2004, 16,982 employees electing to participate received an allotment of 100 ordinary shares each in respect of the 2003 financial year.  1,606,600 ordinary shares were issued at a price of $4.59; and in one country due to legislative requirements 91,600 ordinary shares were issued at a price of $1.91.

Employee Bonus Payment Plan (‘EBPP’)

The Employee Bonus Payment Plan is an alternative to the ESPP and is in place in countries where the company is unable to issue shares.  Participants are offered entitlements, which are equivalent to 60% of the weighted average price of Amcor’s shares, and over the period during which employees hold their entitlements, their value will mirror the fluctuating value of Amcor’s shares, including all dividends paid on the shares during this time. The consolidated entity has hedged its exposure to fluctuations in the value of the underlying Amcor shares.

Employees are only able to convert their entitlements into a cash bonus payment when they leave the company or three years have passed since the date on which entitlements were originally issued.

During the year, 233,400 of these instruments were issued at a price of $4.59 each.

Other Employee Share Issues

During the year, 173,900 ordinary shares were issued at a price of $8.28 to employees who elected to take part or all of their bonuses by way of shares.  The number of shares issued to employees is determined by dividing the value of the bonus amount by the simple average of the closing price of the shares on each trading day for the relevant financial year and are issued at the time when the cash bonus is payable.  The shares may not be disposed of by the employee for a restricted period of ten years in Australia and five years in the UK, unless the employee ceases employment.

During the year 84,541 ordinary shares were issued for nil consideration with performance restrictions of three and up to five years.

Employee options

An employee share scheme has been established where the company may grant options over the ordinary shares of Amcor Limited to executive directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of Amcor Limited.  The options are issued for up to a term of ten years.  The options cannot be transferred and will not be quoted on the ASX.

Grant date	Exercise date on or after	Expiry date	Exercise price	Number of options at beginning of year	Options granted	Options lapsed	Options exercised			Proceeds received	Date issued	Number of shares issued	Fair value per share
								Number of options at end of year
								On issue	Vested
			$							$			$
Consolidated and Company - 2004

24-Sep-98	24-Sep-01	24-Sep-03	$4.64	85,850			85,850	—	—	$398,344	Various	85,850	8.59
16-Sep-99	16-Sep-02	16-Sep-04	$6.47	810,500			378,000	432,500	432,500	$2,445,660	Various	378,000	8.44
8-Nov-99	8-Nov-99	8-Nov-04	$5.43	100,000				100,000	100,000	$—		—
31-Jul-00	31-Jul-00	31-Jul-05	$5.10	50,000			7,500	42,500	42,500	$38,250	Various	7,500	8.09
18-Aug-00	1-Oct-01	1-Oct-05	$5.67	1,000,000				1,000,000	1,000,000
18-Aug-00	1-Oct-02	1-Oct-05	$5.67	1,000,000				1,000,000	1,000,000
18-Aug-00	1-Oct-03	1-Oct-05	$5.67	1,000,000				1,000,000	1,000,000
14-Sep-00	14-Sep-03	14-Sep-05	$5.16	810,000			240,000	570,000	570,000	$1,238,400	Various	240,000	8.51
1-Oct-00	1-Oct-00	1-Oct-05	$5.10	415,000			132,000	283,000	283,000	$673,200	Various	132,000	8.64
15-Feb-01	15-Feb-01	15-Feb-06	$5.24	100,000				100,000	100,000
1-Mar-01	1-Mar-01	1-Mar-06	$5.47	10,000			10,000	—	—	$54,700	Various	10,000	8.98
13-Sep-01	13-Sep-04	13-Sep-06	$6.02	1,442,500			160,000	1,282,500	—	$963,200	Various	160,000	8.33
1-Oct-00	1-Oct-00	1-Oct-06	$6.03	100,000				100,000	100,000
1-Oct-00	1-Oct-00	1-Oct-05	$5.10	1,044,000			436,000	608,000	608,000	$2,223,600	Various	436,000	8.57
1-Oct-00	1-Oct-00	1-Oct-05	$6.62	50,000				50,000	50,000
1-Oct-00	1-Oct-00	1-Oct-05	$5.30	10,000				10,000	10,000
1-Oct-00	1-Oct-00	1-Oct-05	$5.24	40,000				40,000	40,000
1-Oct-00	1-Oct-00	1-Oct-06	$5.71	30,000			30,000	—	—	$171,300	Various	30,000	7.99
14-Aug-02	1-Oct-04	30-Sep-08	$8.20	1,000,000				1,000,000	—
14-Aug-02	1-Oct-05	30-Sep-08	$8.20	1,000,000				1,000,000	—
14-Aug-02	1-Oct-06	30-Sep-08	$8.20	1,000,000				1,000,000	—
1-Oct-02	1-Oct-02	1-Oct-05	$5.10	1,590,000			644,000	946,000	946,000	$3,284,400	Various	644,000	8.61
1-Oct-02	1-Oct-02	1-Oct-05	$6.62	50,000				50,000	50,000
1-Oct-02	1-Oct-02	1-Oct-05	$5.30	10,000				10,000	10,000
1-Oct-02	1-Oct-02	1-Oct-05	$5.24	40,000				40,000	40,000
1-Oct-02	1-Oct-02	1-Oct-06	$6.03	100,000				100,000	100,000
1-Oct-02	1-Oct-02	1-Oct-06	$5.71	30,000			30,000	—	—	$171,300	Various	30,000	7.95
1-Oct-02	1-Oct-02	1-Oct-07	$7.25	40,000				40,000	40,000
1-Nov-02	1-Nov-05	1-Nov-12	$8.20	5,927,000		1,273,118	76,562	4,577,320	—	$627,808	Various	76,562	8.30
1-Nov-02	1-Nov-02	1-Jul-07	$7.30	50,000			50,000	—	—	$365,000	Various	50,000	8.49
1-Nov-02	1-Nov-02	1-Jul-07	$7.30	100,000				100,000	—
1-Nov-02	30-Sep-03	1-Jul-07	$7.30	100,000				100,000	100,000
1-Nov-02	30-Sep-04	1-Jul-07	$7.30	100,000				100,000
1-Nov-02	30-Sep-03	1-Jul-07	$7.40	1,145,000		200,000	52,500	892,500	892,500	$388,500	Various	52,500	8.32
1-Nov-02	30-Sep-04	1-Jul-07	$7.40	1,145,000		200,000		945,000	—
1-Oct-03	1-Oct-03	1-Oct-06	$6.03		180,000			180,000	180,000
1-Oct-03	1-Oct-03	1-Oct-06	$5.71		40,000		40,000	—	—	$228,400	Various	40,000	7.88
1-Oct-03	1-Oct-03	1-Oct-07	$7.25		40,000			40,000	40,000
13-Oct-03	1-Nov-05	1-Nov-12	$8.20		165,000	19,800		145,200	—
20-Oct-03	1-Nov-05	1-N0v-12	$8.20		30,000	3,600		26,400	—
24-Mar-04	24-Mar-07	24-Mar-10	$7.87		5,934,500			5,934,500	—
31-May-04	24-Mar-07	24-Mar-10	$7.87		20,000			20,000	—

				21,524,850	6,409,500	1,696,518	2,372,412	23,865,420	7,734,500

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made in the year to 30 June 2004 and 30 June 2003:

	2004	2003

Dividend yield (%)	3.9	3.4
Expected volatility (%)	20.0	20.0
Historical volatility (%)	20.0	20.0
Risk-free interest rate (%)	5.1	5.3
Expected life of option (years)	4.9	5.7

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated changes. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2003 are:

Number of options	Grant date	Vesting date	Fair value $/option

Issues up to 30 June 2003
570,000	14-Sep-00	14-Sep-03	1.58
1,000,000	18-Aug-00	1-Oct-03	1.71
1,442,500	13-Sep-01	13-Sep-04	1.34
1,000,000	14-Aug-02	1-Oct-04	1.72
1,000,000	14-Aug-02	1-Oct-05	1.72
1,000,000	14-Aug-02	1-Oct-06	1.72
4,753,882	1-Nov-02	1-Nov-05	2.00
100,000	1-Nov-02	1-Oct-05	1.80
100,000	1-Nov-02	1-Oct-06	1.80
892,500	1-Nov-02	30-Sep-03	1.76
945,000	1-Nov-02	30-Sep-04	1.76

Issues in the year to 30 June 2004
180,000	1-Oct-03	1-Oct-03	2.75
40,000	1-Oct-03	1-Oct-03	2.99
40,000	1-Oct-03	1-Oct-03	2.04
145,200	13-Oct-03	1-Nov-05	2.43
26,400	20-Oct-03	1-Nov-05	2.58
5,934,500	24-Mar-04	24-Mar-07	1.27
20,000	31-May-04	24-Mar-07	0.74

19,189,982	2004 weighted average		1.36

Currently, these fair values are not recognised as expenses in the financial statements.  However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $8.0 million for the 2004 financial year (2003 $17.8 million).

Based on similar valuation principles, if the ESPP shares and the ordinary shares issued for nil consideration (refer above) were to be expensed an increase in the employee benefit expense of $6.7 million (2003 $10.8 million) would result.

SUPERANNUATION COMMITMENTS

The consolidated entity participates in a number of superannuation funds which were established to provide benefits for employees and their dependants.  The funds cover company sponsored plans, industry/union plans, defined benefit plans and government plans

COMPANY SPONSORED PLANS

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement.  These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either determined by the rules of the fund or selected by members from a specified range of rates.  In addition to legislative requirements, employer companies contribute to defined benefit funds as described below or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

INDUSTRY/UNION PLANS

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

GOVERNMENT PLANS

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

DEFINED BENEFIT PLANS

The consolidated entity maintains several defined benefit superannuation arrangements world-wide.  On a vested benefit basis, some arrrangements are in actuarial surplus, others are in a position of actuarial deficiency.  Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns.  This note sets out the consolidated entity’s position and accounting policy in relation to its defined benefit arrangements.

The consolidated entity’s current intention is to make annual contributions to defined benefit funds at a rate determined from time to time following discussions with the funds’ actuaries or other competent authorities and advisers.  The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all Group defined benefit funds to meet retirement expectations and relevant regulatory requirements.  The consolidated entity’s current intention is based on these assumptions.

While the consolidated entity does not expect its current intention to change, the consolidated entity does not accept any liability to fund any present or future deficiency in the funds, as calculated at any particular point in time.  The consolidated entity reserves the right to increase, reduce or terminate its contributions to the funds as it sees fit.

Accordingly, the consolidated entity is of the opinion that, under Australian accounting standards, it has no constructive or legal obligation, as at the balance date, to fund deficits that may arise in particular funds from time to time.  In all cases, however, the consolidated entity expects to have the financial capacity to make or cause to be made sufficient annual contributions to the funds that ensure employee retirement expectations will be met.

The consolidated entity’s accounting policies and disclosures contained herein are in accordance with AASB 1028 “Employee Benefits”.  All plans are listed below showing the last actuarial assessments, where applicable, made by independent actuaries on the dates indicated.

Fund assets net of liabilities other than accrued benefits (funds assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

		Fund Assets at Net Market Value	Accrued Benefits	Accrued Surplus/ (Deficit)	Vested Benefits	Vested Surplus/ (Deficit)
	Reporting Date	$m	$m	$m	$m	$m
			(3)	(4)	(5)
Defined Benefit Funds as at 30 June 2004

Amcor Limited

• Amcor Superannuation Fund (1) - June 2003 by W R Aitchison FIA, FIAA	30-Jun-03	511.8	560.2	(48.4)	556.9	(45.1)

Controlled Entities

• Amcor Flexibles (UK) Pension Plan - April 2004 by J Porteus FFA	30-Jun-04	200.2	259.9	(59.7)	244.3	(44.1)

• Amcor New Zealand Super Fund - June 2003 by J Spooner Bsc, FIA, FNZSA	30-Jun-04	30.1	30.8	(0.7)	23.9	6.2

• Amcor PET Packaging UK Limited - January 2004 by D Piltz FIA	30-Jun-04	21.9	30.8	(8.9)	20.6	1.3

• Amcor PET Packaging Pension Plan - January 2003 by Mercer Human Resource Consulting	30-Jun-04	17.6	20.3	(2.7)	16.5	1.1

• Amcor Rentsch / Polylaupen - June 2003 by M Schreiber	30-Jun-04	70.8	76.0	(5.2)	69.2	1.6

• Amcor Twinpak Americas Inc Pension Plan for salaried employees - June 2003 by Avalon Consulting	30-Jun-04	16.2	20.1	(3.9)	14.8	1.4

• Other funds (2)	30-Jun-04	48.6	66.6	(18.0)	51.3	(2.7)

		917.2	1,064.7	(147.5)	997.5	(80.3)

Defined Benefit Funds as at 30 June 2003

Amcor Limited

• Amcor Superannuation Fund (1) - June 2002 by W R Aitchison FIA, FIAA	30-Jun-02	495.0	529.6	(34.6)	528.1	(33.1)

Controlled Entities

• Amcor Flexibles (UK) Pension Plan - June 2003 by J Porteus FFA	30-Jun-03	165.4	228.5	(63.1)	214.8	(49.4)

• Amcor New Zealand Super Fund - June 2003 by J Spooner Bsc, FIA, FNZSA	30-Jun-03	23.3	26.5	(3.2)	20.9	2.4

• Amcor PET Packaging UK Limited - January 2003 by D Piltz FIA	30-Jun-03	16.1	17.6	(1.5)	14.1	2.0

• Amcor PET Packaging Pension Plan - July 2002 by Mercer Human Resource Consulting	30-Jun-03	14.3	15.1	(0.8)	12.0	2.3

• Amcor Rentsch / Polylaupen - June 2003 by M Schreiber	30-Jun-03	70.7	76.9	(6.2)	76.9	(6.2)

• Amcor Twinpak Americas Inc Pension Plan for salaried employees - June 2003 by Avalon Consulting	30-Jun-03	11.3	13.9	(2.6)	13.9	(2.6)

• Other funds (2)		41.1	52.7	(11.6)	41.6	(0.5)

		837.2	960.8	(123.6)	922.3	(85.1)

(1)  The net deficit as estimated by the Fund Actuary for the Amcor Limited sub-fund at 30 June 2004 was $40. million compared with $48.4 million at 30 June 2003.

(2)  Other funds comprise the following (including details of the latest actuarial valuation):

Amcor Twinpak America Inc Plan for hourly paid employees - January 2003 by Avalon Consulting

Amcor Twinpak America Inc Pension Plan and unregistered plan for executive employees - January 2003 by Avalon Consulting

Amcor Employees Plan Belgium - AXA Royal Belge - June 2003 by I Marbaix Actuary

Amcor Workers Plan Belgium - AXA Royal Belge - June 2003 by I Marbaix, Actuary

Amcor Employee Plans Belgium - Fortis AG - June 2003 by I Marbaix, Actuary

Amcor Flexibles Netherlands - June 2003 by L De Gruijter, Actuary

Amcor Flexibles Envi Netherlands  - June 2003 by L De Gruijter, Actuary

Amcor Flexibles Drammen Norway - June 2002 by V Pekon AS

Amcor PET Packaging Belgium - June 2003 by AON Biomet Merck

(3)  Accrued benefits have been determined based on the amount calculated by the Fund Actuary at the date of the most recent actuarial review.

(4)  The aggregate deficit of funds assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $147.5 million (2003 $123.6 million).  This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at 30 June 2004 but does represent the most up to date information which it has been possible to obtain. It should be noted that as at 30 June 2004 an amount of $24.9 million (2003 $25.0 million) was provided for and recognised in the consolidated accounts against this deficit, as a result of obligations which existed at the time of acquisition of the relevant entities, or which are required by legislation.

(5)  Vested benefits are benefits which are not conditional upon membership of the respective fund or any other factor.

During the year the consolidated entity made employer contributions of  $53.8 million (2003 $47.6 million) to Defined Benefit Funds. Employer contributions by the company to Defined Benefit Funds during the year totalled $30.0 million (2003 $26.4 million).

NOTES TO THE FINANCIAL STATEMENTS AT 30 JUNE 2004

Note 36. AMCOR’S CONTROLLED ENTITIES AT 30 JUNE 2004

		Country of	Percentage Held by Direct
	Notes	Incorporation	Parent Entity
Amcor Holdings (Australia) Pty Ltd	(1)	Australia	100%
Amcor White Cap Austria GmbH		Austria	5%
Amcor PET Packaging Czech Republic		Czech Republic	10%
Amcor Insurances Pte. Ltd		Singapore	100%
Amcor Investments Pty. Ltd.	(1)	Australia	100%
Amcor Packaging (New Zealand) Ltd.	(1)	New Zealand	100%
Amcor Finance (N.Z.) Ltd.	(1)	New Zealand	100%
Amcor Investments (New Zealand) Limited		New Zealand	100%
Ryco Dies Ltd.	(7)	New Zealand	100%
Amcor Packaging (U.S.A) Inc.		U.S.A.	100%
Amcor de Mexico SA de CV		Mexico	1%
Amcor Finance (U.S.A) Inc.		U.S.A.	100%
Amcor Canadian Capital Corporation		Canada	100%
Amcor Finance Canada Limited		Canada	100%
Amcor Flexibles Healthcare Inc	(4)	U.S.A.	100%
Stevens Flexible Packaging Inc.		U.S.A.	90%
Amcor Flexibles Inc.		U.S.A.	100%
Amcor Sunclipse North America		U.S.A.	100%
Amcor de Mexico SA de CV		Mexico	99%
Kent H. Landsberg Co de Cuidad Juarez SA de CV		Mexico	90%
Sunclipse de Mexico SA de CV		Mexico	90%
Kent H. Landsberg Co. de Mexico SA de CV		Mexico	99%
Kent H. Landsberg Co de Cuidad Juarez SA de CV		Mexico	10%
Sunclipse de Mexico SA de CV		Mexico	10%
Box Builders Inc.		U.S.A.	100%
Corrugated Service Orange Inc.		U.S.A.	100%
Frantis Manufacturing Company Inc.		U.S.A.	100%
Just in Time Inc.		U.S.A.	100%
Kent H. Landsberg Co. de Mexico SA de CV		Mexico	1%
Amcor Sunclipse Texas LLC.		U.S.A.	100%
Kent H. Landsberg Co. of Dallas LP		U.S.A.	0.5%
Kent H. Landsberg Co. of El Paso LP.		U.S.A.	0.5%
Kent H. Landsberg Co. of Dallas LP		U.S.A.	99.5%
Kent H. Landsberg Co. of El Paso LP.		U.S.A.	99.5%
Kent H. Landsberg Co of Illinois LLC		U.S.A.	99%
Orange Container Inc		U.S.A.	100%
The Anle Paper Co. Inc.		U.S.A.	100%
The Anle Box and Paper Co. of Indiana Inc.		U.S.A.	100%
Kent H. Landsberg Co of Illinois LLC		U.S.A.	1%
Zetco Inc		U.S.A.	100%
KDS Packaging & Printing Inc	(2)	U.S.A.	100%
Hanson Staple Company Inc	(2)	U.S.A.	100%
Twinpak (U.S.A.) Inc.		U.S.A.	100%
Bericap LLC		U.S.A.	50%
Amcor Plastube Inc		U.S.A.	100%
Amcor Holdings Inc		U.S.A.	100%
Amcor SPV Inc		U.S.A.	100%
Amcor White Cap Inc		U.S.A.	100%
Amcor White Cap International Inc		U.S.A.	100%
Amcor White Cap do Brasil Ltda		Brazil	100%
Amcor White Cap de Venezuela S.A.		Venezuela	63%
Amcor PET Packaging USA Inc		U.S.A.	100%
PPI PET Products International del Peru	(7)	Peru	100%
Twinpak Packaging Inc.		U.S.A.	100%
Amcor Europe		United Kingdom	100%
Containers Packaging (Europe) Ltd.		United Kingdom	6%
Amcor Nominees Pty. Ltd.	(1)	Australia	100%
Amcor Packaging Asia Pty. Ltd.	(1)	Australia	100%
AMB Packaging Pte. Ltd.		Singapore	100%
Ace Packaging Sdn. Bhd.		Malaysia	100%
Amcor Fibre Packaging (Malaysia) Sdn. Bhd.		Malaysia	100%
Amcor Flexibles (Zhongshan) Co. Ltd.		P.R.C.	100%
PT Amcor Indonesia		Indonesia	100%
Amcor White Cap Shanghai Ltd		P.R.C.	100%
Amcor White Cap South East Asia Inc		Philippines	100%
Amcor White Cap Properties Inc		Philippines	39.4%
Amcor White Cap Asia Pacific Inc		Philippines	100%
Amcor White Cap Investments Inc		Philippines	40%
Amcor White Cap Properties Inc.		Philippines	59.5%
Rexam Packaging Singapore Pte Ltd	(2)	Singapore	100%
Amcor Containers Packaging (Thailand) Co. Ltd.		Thailand	49%
Amcor Fibre Packaging Asia Pte. Ltd.		Singapore	100%
PT Indopack Pratama		Indonesia	55%
Interpac Containers (P.R.C.) Ltd.		P.R.C.	100%
Amcor Interpac Containers (Guangdong) Ltd.		P.R.C.	100%
Amcor Flexibles (Beijing) Co. Ltd.		P.R.C.	100%
Leigh-Mardon Pacific Packaging Pte. Ltd.		Singapore	100%
Beijing Leigh-Mardon Pacific Packaging Co. Ltd.		P.R.C.	83%
Qingdao Leigh-Mardon Packaging Co. Ltd.		P.R.C.	60%
Leigh-Mardon (Penang) Sdn. Bhd.		Malaysia	100%
St. Regis Bates (Singapore) Pte. Ltd.		Singapore	100%
Rocma Holdings Company Ltd.		Thailand	94.9%
Amcor Containers Packaging (Thailand) Co. Ltd.		Thailand	2%
Amcor PET Packaging de Mexico S.A. de C.V.		Mexico	100%
Amcor Plastic Containers de Mexico, S.A. de C.V.		Mexico	100%

	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity
Amcor PET Packaging de Argentina S.A.		Argentina	100%
Amcor PET Packaging Asia PVT Ltd		India	100%
Amcor PET Packaging del Peru SA		Peru	61%
Braspet Industria e Commercio Embalagens Plasticas Ltda		Brazil	100%
Amcor Flexibles Brasil Ltda	(2)(4)	Brazil	100%
Amcor PET Packaging Colombia Holding Ltd		Bahamas	100%
Amcor PET Packaging Colombia S.A.		Columbia	94%
Amcor PET Packaging Colombia S.A.		Columbia	6%
Uruguay Preform S.A.	(2)	Uruguay	100%
Torrenoble S.A. (Uruguay)	(2)	Uruguay	100%
Vinisa Fuegina S.A.	(2)	Argentina	100%
Amcor PET Packaging de Honduras S.A.		Honduras	100%
Amcor PET Packaging del Equador S.A.		Equador	51%
Amcor PET Packaging de El Salvador	(5)	El Salvador	100%
Amcor Packaging (Australia) Pty. Ltd.	(1)	Australia	100%
Lynyork Pty. Ltd.	(1)	Australia	100%
Fibre Containers (Qld.) Pty. Ltd.	(1)	Australia	100%
Rota Die International Pty. Ltd.	(7)	Australia	100%
Service Containers Pty. Ltd.	(1)	Australia	100%
Central Coast Cartons Pty Ltd.	(7)	Australia	85%
ACN 002693843 Box Pty. Ltd.	(1)(4)	Australia	100%
PP New Pty. Ltd.	(1)	Australia	100%
AP Chase Pty. Ltd.	(1)	Australia	100%
Pak Pacific Corporation Pty. Ltd.	(1)	Australia	100%
Envirocrates Pty Ltd		Australia	75%
AGAL Holdings Pty. Ltd.	(2)	Australia	100%
Amcor Twinpak Americas Inc.		Canada	100%
Amcor PET Americas Inc.		Canada	100%
Twinpak Atlantic Inc.		Canada	73.8%
Amcor Specialty Packaging Americas Inc.		Canada	100%
Bericap Inc.		Canada	51%
SBG Participacoes E Empreendimentos SA		Brazil	100%
Injepet Embalagens Ltda		Brazil	100%
Injepet Embalagens da Amazonia SA		Brazil	95.8%
Sopra Da Amazonia Ltda		Brazil	100%
Injepet Embalagens da Amazonia SA		Brazil	4.1%
Amcor European Holdings Pty. Ltd.	(1)	Australia	100%
Amcor Finance Europe		Ireland	100%
Amcor Finance Netherlands B.V.		Netherlands	100%
Amcor Europe LLP		Australia	1%
Amcor European Consolidated Holdings Limited	(5)	Cyprus	100%
Amcor Flexibles A/S	(4)(7)	Denmark	28.2%
Amcor Mediflex Limited		United Kingdom	100%
Rig Rentsch Industrie Holding AG		Switzerland	100%
Rentsch AG		Switzerland	100%
Poly Laupen AG		Switzerland	100%
Rentsch Grafica SA (RP.G)		Portugal	4.8%
Rentsch Grafica SA (RP.G)		Portugal	95.2%
Strabo B.V.		Netherlands	100%
Dravik BV		Netherlands	100%
Amcor Services No2.		United Kingdom	100%
Brontet BV		Netherlands	100%
Amcor Rentsch Industrie Holding Berlin GmbH		Germany	100%
Amcor Rentsch Novgorod		Russia	100%
Cardimat BV		Netherlands	100%
Rentsch Dublin Ltd		Ireland	100%
Amcor White Cap Austria GmbH		Austria	95%
Amcor White Cap Nederland BV		Netherlands	100%
Amcor White Cap Belgium		Belgium	100%
Amcor Italia S.r.l.		Italy	100%
Amcor White Cap Nordiska AB		Sweden	100%
Amcor Ambalaj Sanayive Ticaret A.S.		Turkey	100%
Amcor Magyarofszag Csomagolastechnika Korlatolt Feleossegu Tarasag		Hungary	100%
Amcor White Cap Ukraine LLC		Ukraine	98.5%
Amcor White Cap UK Ltd		United Kingdom	100%
Amcor PET Packaging Belgium		Belgium	100%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	90%
Amcor PET Packaging Iberia SA		Spain	100%
Amcor White Cap Espana SL		Spain	100%
PET Packaging Amcor Maroc S.A.R.L.		Morocco	100%
Amcor PET Packaging Holdings Ltd		United Kingdom	100%
Amcor PET Packaging U.K. Limited		United Kingdom	100%
Amcor PET Packaging de Venezuela SA		Venezuela	61%
Amcor White Cap Holdings Polska Sp z o o	(5)	Poland	100%
Amcor PET Packaging Holdings Polska Sp z o o	(5)	Poland	100%
Amcor Holding		United Kingdom	100%
Amcor UK Finance Ltd		United Kingdom	100%
Amcor Holding No 1. Ltd		United Kingdom	100%
AFP (Europe) Ltd.		United Kingdom	100%
Amcor UK European Holdings Ltd		United Kingdom	100%
Amcor Holdings Germany GmbH		Germany	100%
Amcor Europe GmbH & Co. Kg		Germany	1%
Amcor Europe GmbH & Co. Kg		Germany	99%
Amcor Rentsch GmbH	(4)	Germany	100%
Amcor White Cap Deutschland GmbH		Germany	100%
Amcor PET Packaging Deutschland GmbH		Germany	100%
Morisa GmbH & Co KG	(2)	Germany	94%

	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity
Containers Packaging (Europe) Ltd.		United Kingdom	94%
Prestige Packaging Ltd		United Kingdom	100%
Litografia A Romero SA		Spain	40%
Amcor Polska Spolka z o.o.		Poland	100%
Amcor White Cap Polska Sp z o o		Poland	98.7%
Amcor PET Packaging Polska Sp z o o		Poland	100%
Amcor France S.A.		France	100%
Rentsch International SAS		France	100%
Amcor International SAS		France	100%
Amcor Europe Group Management		United Kingdom	100%
Amcor White Cap France S.A.S.		France	100%
Amcor PET Packaging France SAS		France	100%
Amcor PET Recycling France S.A.		France	100%
Amcor France Holding No 1	(5)	France	100%
Amcor France Holding No 2	(5)	France	100%
Amcor Europe LLP		Australia	99%
Rocma Sterling Ltd		United Kingdom	100%
Amcor UK		United Kingdom	100%
Rocma UK Ltd		United Kingdom	100%
Rocma Finance Ltd		United Kingdom	100%
Amcor Flexibles A/S	(4)	Denmark	71.8%
Amcor Flexibles Denmark A/S		Denmark	100%
Amcor Flexibles Sverige AB		Sweden	100%
Amcor Flexibles Albertazzi Films Spa		Italy	70%
Desford Limited		United Kingdom	100%
Leaderpack – Embalagens Flexiveis Lda		Portugal	49%
Leaderpack – Embalagens Flexiveis Lda		Portugal	51%
Amcor Finland OY		Finland	100%
Amcor Flexibles Schupbach AG		Switzerland	100%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	28%
Amcor Flexibles Polska Sp. zo.o.		Poland	100%
Amcor Flexibles Netherlands Holding B.V.		Netherlands	100%
Amcor Flexibles Nederland B.V.		Netherlands	100%
Amcor Flexibles Culemborg B.V.		Netherlands	100%
Amcor Flexibles Envi B.V.		Netherlands	100%
Cenflex BV		Netherlands	100%
Amcor Flexibles Hapece B.V.		Netherlands	100%
Amcor Flexibles Celcon B.V.		Netherlands	100%
Amcor Flexibles France SA		France	25.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	72%
Amcor France Healthcare SARL	(2)(4)	France	100%
Amcor Flexibles SPS SASU	(2)(4)	France	100%
Amcor Flexibles Transpac S.A.		Belgium	100%
Amcor Flexibles Deutschland GmbH		Germany	100%
Immo Transpac NV		Belgium	100%
Amcor Flexibles Synco SA		Belgium	100%
Amcor Flexibles Helio Folien GmbH		Germany	100%
Amcor Flexibles Schroeder & Wagner GmbH		Germany	100%
Amcor Flexibles Hochheim GmbH		Germany	100%
Amcor Flexibles UK Holding Ltd		United Kingdom	100%
Amcor Flexibles Transflex Ltd		United Kingdom	100%
Amcor Flexibles Group Management		United Kingdom	100%
Amcor Flexibles Finance Ltd		United Kingdom	100%
Sidlaw Group Ltd		United Kingdom	100%
Amcor Flexibles France SA		France	74.5%
Sidlaw International Holdings Ltd		United Kingdom	100%
Amcor Flexibles UK Ltd		United Kingdom	100%
Amcor Flexibles Winterbourne Ltd		United Kingdom	100%
S & R Gravure Ltd		United Kingdom	100%
Sidlaw South Gyle Ltd		United Kingdom	100%
Amcor Flexibles Finland OY		Finland	100%
Flexirepro OY		Finland	50%
ZAO Akerlund & Rausing (MO W)		Russia	100%
Akerlund & Rausing SA (In Liq.)		Poland	100%
Amcor Flexibles Drammen A/S		Norway	100%
Amcor Flexibles Sligo Ltd	(2)(4)	Ireland	100%
Rocma Medical (Ireland) Ltd	(2)(4)	Ireland	100%
Amcor Flexibles Europa Sur S.A.		Spain	100%
Grupo Amcor Flexibles Hispania SA		Spain	100%
Pergut Suministros Medicos y Embalajes SL	(2)	Spain	100%
Amcor Flexibles Malmo AB		Sweden	100%
Amcor Flexibles Lund AB		Sweden	100%
Amcor Flexibles Syston Ltd		United Kingdom	100%
Bizz Group AB		Sweden	100%
Amcor Flexibles Puerto Rico Inc	(2)	Puerto Rico	100%
Anfor Investments Pty. Ltd.	(1)	Australia	100%

Notes
Entities No Longer Controlled Since 30 June 200:

Amcor Flexibles Copenhagen AS	(6)
Tritello AB	(6)
HPC Flexible Packaging Ltd	(6)
Falcon Packaging Ltd	(6)
Transrap Holdings Ltd	(6)
MGS (Plastics) Ltd	(6)
Gate Investments Ltd	(6)
Venus Flexible Packaging Ltd	(6)
Deeside Packaging (Stonehaven) Ltd	(6)
Shield Packaging Ltd	(6)
Sidlaw Far East Developments Ltd	(6)
Sidlaw Face Yarns Ltd	(6)
Maurice Wade Ltd	(6)
CA Swain & Co Ltd	(6)
Transrap Packaging Ltd	(6)
Polylope Ltd	(6)
Sidlaw Textile Projects Ltd	(6)
Sidlaw Edinburgh Ltd	(6)
Asco Properties Ltd	(6)
Craigview Mills Ltd	(6)
Dersgrove Ltd	(6)
SWW Computer Systems Ltd	(6)
William Boyd & Co Ltd	(6)
Akerlund & Rausing Sarl	(6)
Amcor Flexibles Belgium BVBA	(6)
Amcor Flexibles Worpswede GmbH	(6)
Amcor Flexibles Espana SA	(6)
Tobepal SA	(6)
Tobefil SA	(6)
Raymark Holdings Inc	(6)
Biggam Enterprises Inc	(6)
Corrugated Service Orange	(6)
iPackaging LLC	(6)
Kent H Landsberg Co of Atlanta Inc	(6)
Kent H Landsberg Co of Oregan Inc	(6)
Kent H Landsberg Co of Denver LLC	(6)
Kent H Landsberg Co of Santa Barbara LLC	(6)
Stanley Paper Co Inc	(6)
Sycamore Containers Inc	(6)
Taverna & Browne	(6)
Mann-Craft Container Corp Inc	(6)
Ward Bagby Packaging Inc	(6)
Amcor PET UK Limited	(6)
Amcor White Cap International Sales Corp	(6)
Twinpak Flexible Packaging	(6)
Amcor Packaging System’s Inc	(6)
Amcor France Holding SA	(6)
Sidlaw Worldwide BV	(6)
Sidlaw BV	(6)
Tambore Embalagens	(6)
Amcor Europe GmbH & Co Kg	(6)

Note 36. AMCOR’S CONTROLLED ENTITIES (cont’d.)

(1)          Amcor Limited and these subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that Amcor Limited and each of these subsidiaries enter into a deed of cross guarantee.  The effect of the deed is that Amcor Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001.  If a winding up occurs under other provisions of the Act, Amcor Limited will only be liable in the event that after six months any creditor has not been paid in full.  These subsidiaries have also given similar guarantees in the event that Amcor Limited is wound up.

A consolidated Statement of Financial Performance and a consolidated Statement of Financial Position comprising Amcor Limited and wholly-owned subsidiaries which are party to the deed, after eliminating all transactions between parties to the deed of cross guarantee, as at 30 June are set out below:

STATEMENT OF FINANCIAL PERFORMANCE

	2004	2003
	$m	$m
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX	340.8	350.8

Income tax expense	(55.9)	(60.9)

PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX	284.9	289.9

RETAINED PROFITS AT BEGINNING OF YEAR	1,361.1	1,130.1

Net effect of initial adoption of:

AASB 1028 ‘Employee Benefits;	—	(1.5)
AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’
Aggregate of amounts transferred (1)	36.0	79.0
Amounts transferred from exchange fluctuation reserve	8.7	—
	1,690.7	1,601.9

Dividends recognised during the year	(267.0)	(240.8)

RETAINED PROFITS AT END OF YEAR	1,423.7	1,361.1

(1) Relates to entities which have entered into the deed of cross guarantee for the first time in the year to 30 June 2004.

STATEMENT OF FINANCIAL POSITION

	2004	2003
	$m	$m
CURRENT ASSETS
Cash assets	0.8	32.8
Receivables	4,255.9	3,573.1
Inventories	342.6	362.5

TOTAL CURRENT ASSETS	4,599.3	3,968.4

NON-CURRENT ASSETS
Receivables	77.7	609.3
Investments	3,406.2	1,974.8
Other financial assets	—	141.9
Property, plant and equipment	1,556.0	1,338.9
Intangibles	122.1	111.0
Deferred tax assets	166.9	98.4
Other	33.8	250.6

TOTAL NON-CURRENT ASSETS	5,362.7	4,524.9

TOTAL ASSETS	9,962.0	8,493.3

CURRENT LIABILITIES
Payables	171.8	389.2
Interest bearing liabilities	3,066.6	1,737.4
Current tax liabilities	83.3	46.9
Provisions	146.4	152.0

TOTAL CURRENT LIABILITIES	3,468.1	2,325.5

NON-CURRENT LIABILITIES
Payables	0.1	0.1
Interest bearing liabilities	1,466.5	1,490.2
Deferred tax liabilities	368.6	189.3
Provisions	21.4	23.1
Undated subordinated convertible securities	332.3	446.2

TOTAL NON-CURRENT LIABILITIES	2,188.9	2,148.9

TOTAL LIABILITIES	5,657.0	4,474.4

NET ASSETS	4,305.0	4,018.9

EQUITY
Contributed equity	2,755.3	2,538.7
Reserves	126.0	119.1
Retained profits	1,423.7	1,361.1

TOTAL EQUITY	4,305.0	4,018.9

(2)          Controlled entities and businesses acquired during the year.  The consideration paid for material businesses/controlled entities and the net assets at the dates of acquisition are set out in the table below:

	CONSIDERATION	NET ASSETS ACQUIRED
	$m	$m

Alcoa’s Latin American PET packaging business	110.0	60.1
Rexam’s Healthcare flexibles business	327.1	189.1
Minority interest of Amcor Flexibles Europe	165.1	135.5
Other	15.6	5.7

	617.8	390.4

	CONSOLIDATED
	2004	2003
	$m	$m
BUSINESSES/CONTROLLED ENTITIES ACQUIRED

Consideration paid:

Cash paid	617.3	2,855.1
Cash accrued	0.5	3.0
	617.8	2,858.1

Net assets acquired:

Current receivables	112.7	341.1
Inventories	67.5	457.5
Investments	—	0.9
Property, plant and equipment	188.1	1,311.6
Other assets	4.8	44.6
Current liabilities - creditors and borrowings	(93.2)	(606.6)
Non-current liabilities - creditors and borrowings	(5.1)	—
Provisions (including employee entitlements)	(23.6)	(262.6)
Outside equity interests	(4.3)	(76.8)
Buy-outs of minority interest	143.5	—
	390.4	1,209.7
Gross goodwill on acquisition	227.4	1,648.4
	617.8	2,858.1
Cash paid	617.3	2,855.1

Cash settlement of amounts accrued in prior period	1.6	2.8

Net outflow of cash	618.9	2,857.9

(3)          Controlled entities and businesses sold during the year.  The consideration received and the net assets at the dates of disposal are set out in the table below:

	CONSIDERATION	NET ASSETS DISPOSED
	$m	$m
Tritello AB	2.1	1.1

	2.1	1.1

	CONSOLIDATED
	2004	2003
	$m	$m
BUSINESSES/CONTROLLED ENTITIES DISPOSED

Consideration received:

Cash received	2.1	186.4
Cash accrued	—	38.6

	2.1	225.0
Net assets disposed:
Cash, net of bank overdraft	—	1.1
Current receivables	1.4	15.4
Inventories	1.5	89.8
Property, plant and equipment	0.2	219.2
Intangibles	—	60.5
Current liabilities - creditors and borrowings	(1.6)	(45.9)
Provisions	(0.4)	(73.6)
Outside equity interests	—	(47.6)

	1.1	218.9
Gross profit/(loss) on disposal	1.0	6.1
	2.1	225.0
Cash received	2.1	186.4
Cash, net of bank overdraft disposed	—	(1.1)
Cash received in current period for entity disposed in prior period	38.1	0.9

Net inflow of cash	40.2	186.2

(4)          The following companies were renamed during the year:

Amcor Flexibles Healthcare Inc formerly Flexible Holding Inc

Amcor Flexibles Brasil Ltda formerly Rexam Healthcare Flexibles Brasil Ltda

ACN 002693843 Box Ltd formerly Australian Corrugated Box Company Pty Ltd

Amcor Flexibles A/S formerly Amcor Flexibles Europe A/S

Amcor Rentsch GmbH formerly Rentsch GmbH

Amcor France Healthcare SARL formerly Rexam Medical Packaging SARL

Amcor Flexibles SPS SASU formerly Rexam SPS SASU

Amcor Flexibles Sligo Ltd formerly Rexam Medical Packaging Ltd

Rocma Medical (Ireland) Ltd formerly Rexam (Ireland) Ltd

(5)          Companies that were incorporated during the year

(6)          Companies that were liquidated during the year

(7)          Amcor increased its investment in these companies during the year

Note 37.  RELATED PARTY DISCLOSURES

Loans to directors of Amcor Limited and controlled entities

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 9(1).

During the year, under the employee share plans, share loan repayments totalling $36,000 (2003 - $33,000) were received from C H Clayton, B Guy, R H Jones, L J Lachal and D Solomon.

No loans were advanced during the year. A guarantee continues in favour of R H Jones for a loan of $448,000 (2003 $448,000).

Loans to directors of Amcor Limited in Note 9 total $1,056,000 (2003 $1,075,000).

Loans to directors of controlled entities in Note 9 total $77,000 (2003 $435,000).

Interest received from directors during the year amounted to $8,000 (2002 $30,000).

Other transactions - in the normal course of business and on an arm’s length basis

Director-related entities of S Ryder - (Australasia) received in aggregate management fees of $15,000 (2003 $40,000).

Director-related entity of G M McGhie received captive management fees of $135,000 (2003 $125,000).

Sales of beverage containers totalling $5,534,000 (2003 $6,685,000) were made to director-related entities of F Daley, B Boyd and C Newell - (Canada).

Sales of manufactured goods totalling $26,050,000 (2003 $22,120,000) were made to director-related entity of H Lin.

Purchases of paper products totalling $5,480,000 (2003 $8,558,000) were made from director-related entities of D S Kurniawan and S Tirtowidjojo.

Provision of secretarial services by a director-related entity of J Durston totalled $57,000 (2003 $63,000).

Provision of information technology services by a director-related entity of T S Piang totalled $10,000 (2003 nil).

Purchases of manufacturing supplies totalling $95,000 (2003 $572,000) were made from director-related entity of S Ryder.

Note 38. EARNINGS PER SHARE (EPS)

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share as at 30 June 2004:

(a) ordinary shares

(b) convertible securities

(c) partly paid shares

(d) employee options

	June 2004	June 2003
	$m	$m

Earnings reconciliation

Net profit attributable to members of the parent entity	345.7	361.3
Distribution on PACRS	(52.4)	(52.3)
Basic earnings	293.3	309.0
After tax effect of interest on convertible securities	1.4	6.0
Diluted earnings	294.7	315.0

Weighted average number of shares used as denominator	millions	millions

Ordinary shares - Number for basic EPS	867.1	836.0
Effect of employee options	2.7	3.7
Effect of partly-paid shares	0.3	0.4
Effect of convertible securities	4.8	18.1
Number for diluted EPS	874.9	858.2

Earnings per share	cents	cents
Basic earnings per share	33.8	37.0
Diluted earnings per share	33.7	36.7

Note 39. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to movements in interest rates under various debt facilities.  By monitoring global interest rates and where appropriate, hedging interest rate exposures, the company is able to manage the consolidated entity’s interest rate risk.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Options and Forward Rate Agreements.

Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates. Interest rate swaps are also used to swap fixed rate borrowings into floating rates.  Cross currency interest rate swaps allow the consolidated entity to swap long term Australian denominated borrowings into foreign currencies, to hedge the investment in self sustaining foreign operations.  Maturities of swap contracts are principally between one and three years.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

There were no forward rate agreements outstanding at year end (2003 Nil).

From time to time, the consolidated entity also enters into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.  There were no interest rate options outstanding at year end (2003 Nil).

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

2004 $million	Floating Interest Rate	Fixed interest maturing in:			Non- interest Bearing		Weighted Average Interest Rate
		1 year or less	Over 1 to 5 years	More than 5 years		Total

Financial Assets
Cash	131.0	—	—	—	—	131.0	2.25%
Receivables	17.3	—	—	—	1,615.9	1,633.2	3.53%
Other financial assets	—	—	—	—	12.9	12.9	—
	148.3	—	—	—	1,628.8	1,777.1	2.40%
Financial Liabilities
Payables	—	—	—	—	1,762.2	1,762.2	—
Bank and other loans	833.4	2.5	40.8	—	6.1	882.8	3.64%
Commercial paper	186.3	—	—	—	—	186.3	1.40%
US$ Notes	—	—	—	723.7	—	723.7	5.83%
Eurobond	—	—	—	612.0	—	612.0	4.25%
Leases	1.1	2.1	31.6	65.1	—	99.9	5.95%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	74.2	—	241.3	315.5	6.00%
	1,020.8	4.6	146.6	1,400.8	2,018.4	4,591.2	4.35%
Undated subordinated convertible securities	—	—	332.3	—	—	332.3	7.25%
	1,020.8	4.6	478.9	1,400.8	2,018.4	4,923.5	4.69%
Interest Rate Swaps

USD	(8.3)	—	8.3	—	—	—	7.65%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
Total Swaps	(8.3)	—	8.3	—	—	—	4.55%

Cross Currency Interest Rate Swaps

AUD	607.0	—	—	—	—	607.0	5.54%
EUR	(607.0)	—	—	—	—	(607.0)	(1.94)%
AUD	116.0	—	—	—	—	116.0	6.19%
CAD	(116.0)	—	—	—	—	(116.0)	(2.89)%
	—	—	—	—	—	—	3.87%

2003 $million	Floating Interest Rate	Fixed interest maturing in:			Non- interest Bearing	Total	Weighted Average Interest Rate
		1 year or less	Over 1 to 5 years	More than 5 years

Financial Assets
Cash	141.5	—	—	—	—	141.5	2.61%
Receivables	20.5	—	—	—	1,565.6	1,586.1	3.28%
Other financial assets	—	—	—	—	21.5	21.5	—
	162.0	—	—	—	1,587.1	1,749.1	2.69%
Financial Liabilities
Payables	—	—	—	—	1,525.7	1,525.7	—
Bank and other loans	971.4	9.7	21.5	0.4	2.3	1,005.3	3.66%
Commercial paper	108.4	—	—	—	—	108.4	2.65%
US$ Notes	—	—	—	748.9	—	748.9	5.83%
Leases	138.8	1.5	1.6	8.5	—	150.4	5.31%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	80.3	—	263.2	343.5	6.00%
	1,218.6	11.2	103.4	757.8	1,800.0	3,891.0	4.54%
Undated subordinated convertible securities	—	—	446.2	—	—	446.2	7.08%

	1,218.6	11.2	549.6	757.8	1,800.0	4,337.2	5.00%
Interest Rate Swaps

USD	(8.6)	—	8.6	—	—	—	7.65%
AUD	(100.0)	—	100.0	—	—	—	6.75%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
Total Swaps	(108.6)	—	108.6	—	—	—	4.93%

Cross Currency Interest Rate Swaps

AUD	607.0	—	—	—	—	607.0	4.80%
EUR	(607.0)	—	—	—	—	(607.0)	(2.43)%
AUD	116.0	—	—	—	—	116.0	5.29%
CAD	(116.0)	—	—	—	—	(116.0)	(4.02)%
	—	—	—	—	—	—	3.78%

Foreign Exchange Risk

In relation to transactional foreign currency exposures, the consolidated entity’s policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000.  The gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs.  At maturity, the costs or gains are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents.  All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2004 Weighted Average Rate	2003 Weighted Average Rate	2004 Contract Amounts	2003 Contract Amounts
			$m	$m
Buy Contracts
0-12 months
CAD	—	1.03	—	1.0
CHF	0.82	0.88	12.4	11.9
DKK	4.26	4.34	16.1	9.1
EUR	0.56	0.58	141.1	198.4
GBP	0.38	0.40	80.1	44.7
JPY	75.10	73.61	0.1	0.8
NOK	4.75	4.69	0.7	0.6
NZD	1.13	1.12	4.9	4.9
SEK	5.26	5.37	13.3	15.4
USD	0.69	0.61	85.2	82.3
More than 12 months
EUR	0.59	0.55	2.2	8.9
NZD	1.30	1.30	77.2	77.2
USD	0.71	0.54	5.3	1.4

Sell Contracts
0-12 months
CHF	0.89	—	3.5	—
NZD	1.15	1.11	35.1	26.7
USD	0.69	0.62	49.2	2.8

Commodity Risk

The consolidated entity enters into various Aluminium fixed price swap contracts on behalf of certain customers.  Hedging undertaken is based on customer instructions, and all related costs are passed onto the customer.  The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2004 Average Fixed Price	2003 Average Fixed Price	2004 Contract Amounts	2003 Contract Amounts
	(USD/tonne)	(USD/tonne)	A$m	A$m
Buy Contracts
0-12 months
ALU	1,576.85	1,388.34	17.0	15.2

Credit Risk

On Balance Sheet Financial Instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.  There is no material exposure to any individual customer.

Derivative Financial Instruments

In order to control any exposure which may result from non-performance by counterparties, hedging contracts are only entered into with major banks with a minimum long term rating of A- by Standard & Poor’s.  In addition, the Amcor Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost.  The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity is contracted to receive when settlement occurs. As at 30 June 2004 the sum of all contracts with a positive replacement cost was $50.5 million (2003 $50.3 million).

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at reporting date are as follows:

	Carrying Amount 2004	Net Fair Value 2004	Carrying Amount 2003	Net Fair Value 2003
	$m	$m	$m	$m

Financial Assets

Cash assets	131.0	131.0	141.5	141.5
Receivables	1,633.2	1,633.2	1,586.1	1,586.1
Other financial assets	12.9	12.9	21.5	21.5

Financial Liabilities

Payables	1,781.6	1,781.6	1,525.7	1,525.7
Bank overdrafts & loans	882.8	882.8	1,005.3	1,005.3
Commercial paper	186.3	186.3	108.4	108.4
US$ Notes	723.7	723.7	748.9	748.9
Eurobond	612.0	592.2	—	—
Lease liabilities	99.9	99.9	150.4	150.4
Employee entitlements	315.5	315.5	343.5	343.5
Distributions payable	8.8	8.8	8.8	8.8
Undated subordinated convertible securities	332.3	345.6	446.2	515.3

The eurobond and undated subordinated convertible securities are readily traded in organised markets.

Derivative Financial Instruments

The valuation detailed reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date.  This is based on independent market quotations and determined using standard valuation techniques.  For foreign exchange related contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of derivative financial instruments held as at reporting date are:

	2004	2003
	$m	$m

Interest Rate Swaps	(20.3)	(21.3)
Cross Currency Swaps	35.1	41.7
Forward Foreign Exchange Contracts	12.2	2.9
Commodity Fixed Price Swaps	1.5	—

	28.5	23.3

An equivalent movement on the underlying transactions offsets the above net notional positions.

Non-recourse Receivables Securitisation Programme

The consolidated entity utilises an uncommitted, multi-currency receivables securitisation programme in the United Kingdom, France, Germany, Spain and the USA. The trade receivables of some of the group entities in these jurisdictions are sold, on a non-recourse basis, into an independent securitisation conduit which issues asset-backed commercial paper into organised markets.

The cost of the programme is included in the expenses from ordinary activities of the consolidated entity.

The programme limit is $210.0 million (2003 $205.0 million) and the balance of trade receivables sold at June 2004 was $197.9 million (2003 $190.0 million).

Note 40. EVENTS SUBSEQUENT TO BALANCE DATE

Dividends

Since the end of the financial year, the directors declared a final dividend of 16 cents per share franked to 40% payable on 29 September 2004.  The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2004 and will be recognised in subsequent financial reports.

International Financial Reporting Standards

The consolidated entity has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (‘IFRS’).  The consolidated entity has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS.

As a result of these procedures, the impact areas have been graded as either high, medium or low and dedicated project teams have been established to address each of the areas in order of priority as represented by the gradings. An IFRS steering committee monitors the progress of each of the project teams and developments in IFRS. Regular progress reporting to the Audit and Compliance Committee on the status of the IFRS implementation project has been instituted.

As the  consolidated entity has a 30 June year-end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004.  This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the consolidated entity prepares its first fully compliant financial reports for the half-year ending 31 December 2005 and the full year ending 30 June 2006.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings on 1 July 2004; however transitional adjustments relating to those standards where comparatives are not required will only be made on 1 July 2005.

Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Amcor Limited.  At this stage, the consolidated entity has not been able to reliably quantify the impacts on the financial report.

(a)          Financial Instruments

Financial instruments will be required to be classified into categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables, held for trading, held-to-maturity and available for sale and, depending upon classification, measured at fair value or amortised cost.

This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised in the Statement of Financial Position.

All derivative contracts will be recognised on the consolidated entity’s Statement of Financial Position and measured at fair value. IFRS recognise fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations.

The consolidated entity expects to predominantly use cash flow hedging in respect of its interest rate risk hedges and foreign exchange contracts held for hedging purposes with changes in fair value reflected in equity reserves.

Other financial instrument effects may include:

Recognition in the Statement of Financial Position of certain securitised assets and off-balance sheet programs. Existing securitisations require review to determine whether they are grandfathered under IFRS, and if not, an assessment of accounting treatment that will be required under IFRS.

Re-classification of Perpetual Amcor Convertible Reset Securities as debt rather than equity. Interest accruing on these reset securities will be recorded as borrowing cost expense rather than a distribution from retained earnings.

(b)          Goodwill

Under Accounting Standard AASB 3 ‘Business Combinations’, goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the consolidated entity’s current accounting policy which amortises goodwill over its useful life not exceeding 20 years. Under the new policy, amortisation will no longer be charged - refer Note 3 for amortisation expense for the year ended 30 June 2004. However, post the transition date of 1 July 2004, goodwill will be recognised immediately in the Statement of Financial Performance to the extent it is impaired.

Potentially higher expenses may result in the event of a business combination because an acquiring entity will not be permitted to recognise liabilities for terminating or reducing the activities of the acquired entity as part of allocating the cost of the business acquisition. Any such liabilities existing at transition will be adjusted against opening retained earnings.

(c)          Impairment of Assets

Under the Accounting Standard AASB 136 ‘Impairment of Assets’, the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the consolidated entity’s current accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy, it is likely that impairment of assets will be recognised sooner and that the amount of write-downs charged to the Statement of Financial Performance could be greater.

 (d)         Share-Based Payments

The consolidated entity does not currently recognise an expense for options issued to staff. On adoption of Accounting Standard AASB 2 ‘Share-Based Payments’, the Amcor consolidated entity will recognise an expense for all share-based remuneration such as Amcor’s Employee Incentive Share Plans. On transition, this change in accounting policy will result in a change to opening retained earnings.

(e)          Income Taxes

Under Accounting Standard AASB 112 ‘Income Taxes’, the consolidated entity will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based Balance Sheet.  On this basis, it is likely that significant adjustments to deferred tax assets and liabilities may be required as a result of the requirements to tax effect balance sheet items and other transactions, not previously considered within the consolidated entity’s tax calculation.

 (f)          Employee Benefits

Under Accounting Standard AASB 119 ‘Employee Benefits’, employer sponsors are required to recognise the net surplus or deficit in their employer sponsored defined benefit funds as an asset or liability, respectively. This will result in a change in the current accounting policy which does not recognise the net assets/liabilities of defined benefit funds.

The initial net deficit for the consolidated entity will be disclosed as a financial liability and, on transition, will be charged to retained earnings. Subsequent adjustments will be to net profit or loss for the period. The impact and volatility on the Statement of Financial Performance is likely to be higher for actuarially determined valuations under AASB 119 compared with cash contributions under Australian GAAP.

(g)          Intangible Assets

Under Accounting Standard AASB 138 ‘Intangible Assets’, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the consolidated entity’s current accounting policy which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred.

DIRECTORS’ DECLARATION

1.            In the opinion of the directors of Amcor Limited:

(a)          the financial statements and notes, set out on pages 2 to 70, are in accordance with the Corporations Act 2001, including:

i.                  giving a true and fair view of the financial position of the Company and Consolidated Entity as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

ii.               complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)         there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

2.                                       There are reasonable grounds to believe that the Company and it’s Controlled Entities identified in Note 36 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the company and it’s controlled entities pursuant to ASIC Class Order 98/1418.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 19th day of August 2004.

C I Roberts	R H Jones
Chairman	Chief Executive Officer

INDEPENDENT AUDIT REPORT TO MEMBERS OF AMCOR  LIMITED

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements set out on pages 2 to71, and the directors’ declaration for both Amcor Limited (the “Company”) and the Amcor Limited Group (the “Consolidated Entity”), for the year ended 30 June 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement.The nature of anaudit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•                                          examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

•                                          assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Amcor Limited is in accordance with:

(a)          the Corporations Act 2001, including:

i.                  giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2004 and of their performance for the financial year ended on that date; and

ii.               complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)          other mandatory professional reporting requirements in Australia.

KPMG

P M Shannon
Partner

Melbourne
19-Aug-04

Appendix 4E

Preliminary Final report

Appendix 4E Rule 4.3A

Preliminary Final report

Year Ended 30 June 2004

AMCOR LIMITED

ABN 62 000 017 372

2.  Results for announcement to the market

					$A million
2.1 Revenues from ordinary activities		down	2.8%	to	10,405.9

2.2 Profit (loss) from ordinary activities after tax attributable to members
•	Before significant items	up	2.1%	to	440.3
•	After significant items	down	4.3%	to	345.7

2.3 Net profit (loss) for the period attributable to members
•	Before significant items	up	2.1%	to	440.3
•	After significant items	down	4.3%	to	345.7

Dividends	Amount per security	Franked amount per security
Current period

2.4 Final dividend	16.0 cents	6.4 cents
2.4 Interim dividend	16.0 cents	6.4 cents

Previous corresponding period

2.4 Final dividend	15.0 cents	6.0 cents
2.4 Interim dividend	15.0 cents	7.5 cents

2.5 Record date for determining entitlements to the dividend	Final dividend – 9 September 2004

3. Statement of Financial Performance – refer attached

4. Statement of Financial Position – refer attached

5. Statement of Cash Flows – refer attached

6. Details of individual dividends and payment dates – refer attached Note 24 Retained Earnings

1

7.  Details of dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) is in operation.  Issue price is calculated on the arithmetic average of the weighted average price for the nine business days September 13 to 23, 2004 inclusive.  The last date for receipt of election notices for the dividend reinvestment plan is 9 September 2004.

8.  Statement of retained earnings – refer attached Note 24 Retained Earnings

9.  Net tangible assets

	Current period	Previous corresponding Period

Net tangible asset backing per ordinary security	$2.52	$2.68

10. Control gained over entities having a material effect – refer attached Note 36 (2) Businesses/Controlled Entities Acquired

11. Not applicable

12. Significant information – refer press release attached

13. Not applicable

14. Commentary on results for the period – refer press release attached

15.  This report is based on accounts which have been audited.

Date:
Bert Guy
Company Secretary

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAMCOR Limited
(Registrant)

By:	PETER MCDONNELL

Date   10/09/04